Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

XPO LOGISTICS, INC.

CANADA MERGER CORP.

and

CON-WAY INC.

Dated as of September 9, 2015

i

ARTICLE V Conditions		62

5.1	Conditions to Each Party’s Obligation to Effect the Merger	62

ARTICLE VI Termination		62

6.1	Termination by Mutual Consent	62
6.2	Termination by Either Parent or the Company	62
6.3	Termination by the Company	62
6.4	Termination by Parent	63
6.5	Effect of Termination and Abandonment	63

ARTICLE VII Miscellaneous		66

7.1	Survival	66
7.2	Modification or Amendment	66
7.3	Waiver of Conditions	66
7.4	Counterparts	66
7.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	66
7.6	Specific Performance	68
7.7	Notices	69
7.8	Entire Agreement	70
7.9	No Third Party Beneficiaries	70
7.10	Obligations of Parent and of the Company	70
7.11	Transfer Taxes	71
7.12	Definitions	71
7.13	Severability	71
7.14	Interpretation; Construction	71
7.15	Assignment	71
7.16	Waiver of Claims Against Financing Sources	72

Annex A: Offer Conditions		A-1
Annex B: Defined Terms		B-1

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 9, 2015, by and among XPO Logistics, Inc., a Delaware corporation (“Parent”), Canada Merger Corp., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”) and Con-way Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement is in the best interests of the Company and its stockholders, and has adopted, approved and declared advisable this Agreement providing for the merger of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in this Agreement (the “Merger”), and (ii) subject to the terms hereof, resolved to recommend to the stockholders of the Company to tender their Shares into the Offer;

WHEREAS, the respective boards of directors of Parent and Merger Sub have each adopted, approved and declared it advisable to enter into this Agreement providing for the Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to this Agreement, Merger Sub has agreed to commence a tender offer (the “Offer”) to purchase any (subject to the Minimum Condition) and all of the outstanding common stock, par value $0.625 per share, of the Company (each, a “Share” or, collectively, the “Shares”) (other than Shares canceled or converted pursuant to Section 2.1(b)), at a price per share of Common Stock of $47.60 (such amount or any higher amount per share of Common Stock that may be paid pursuant to an amended Offer, the “Offer Price”), payable net to the seller in cash, without interest;

WHEREAS, following consummation of the Offer, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent in accordance with the DGCL, and each Share outstanding that is not tendered and accepted pursuant to the Offer (other than shares canceled or converted pursuant to Section 2.1(b) and Dissenting Shares) will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, in each case, on the terms and conditions set forth herein;

WHEREAS, the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Offer and the Merger

1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article VI, Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as reasonably practicable but in no event later than the date that is ten (10) days after the date of the initial public announcement of this Agreement, commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer.

(b) The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Shares pursuant to the Offer is subject only to the satisfaction or waiver (as provided in Section 1.1(c)) of the conditions set forth in Annex A (the “Offer Conditions”) (without limiting the right of Merger Sub to terminate, extend or modify the Offer in accordance with the terms of this Agreement) and not to any other conditions. On the terms and subject to the Offer Conditions and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Tendered Shares”) as soon as practicable after the Expiration Date (provided that if the Expiration Date is the Outside Date, such acceptance shall occur on the Outside Date) and in compliance with applicable Law. The acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to in this Agreement as the “Acceptance Time.” Parent shall provide, or cause to be provided, to Merger Sub on the date of the Offer Closing funds necessary to purchase and pay for any and all Shares that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and this Agreement.

(c) The Offer Conditions are for the sole benefit of Parent and Merger Sub, and Parent and Merger Sub may waive, in whole or in part, any Offer Condition at any time and from time to time, in their sole and absolute discretion, other than the Minimum Condition, which may be waived by Parent and Merger Sub only with the prior written consent of the Company. Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in this Agreement or previously approved by the Company in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, or (vi) extend (or make any other amendment that would have the effect of extending) the Expiration Date (as defined below) except as required or permitted by Section 1.1(e).

(d) On the date the Offer is commenced, Merger Sub shall, and Parent shall cause Merger Sub to, file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall include an offer to purchase, letter of transmittal, summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the holders of Shares as, and to the extent, required by applicable Law. The Company hereby consents to the inclusion of the recommendation of the Company Board that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Company Recommendation”) in the Offer Documents provided that there has not been a Company Adverse Recommendation Change or an Intervening Event Recommendation Change. Merger Sub shall, and Parent shall cause Merger Sub to, cause the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company and the holders of Shares that may be required to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 1.1(d), including communication of the Offer to the record and beneficial holders of Shares. Each of the parties agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall provide the Company and its counsel in writing with any written comments (and shall orally describe any oral comments) that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company with a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any comments provided by the Company. Parent and Merger Sub shall use reasonable best efforts to respond promptly to any such SEC comments.

(e) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until 12:01 a.m., New York City time, on the twenty-first (21st) business day (for purposes of this Section 1.1(e) calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Date”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.1(e) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.1(e), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for successive periods of not more than five (5) business days (the length of such period to be determined by Parent or Merger Sub in their sole discretion), or for such longer period as the parties may agree, in order to permit the satisfaction of the Offer Conditions, and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents; provided that, in the case of clauses (i) and (ii), Merger Sub shall not in any event be required to, and without the Company’s prior written consent shall not, extend the Offer beyond the Outside Date. Except as provided in the immediately preceding sentence, Parent and Merger Sub shall not extend the Offer. Nothing in this Section 1.1(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to Article VI. In the event that this Agreement is terminated pursuant to the terms hereof, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within one (1) business day of such termination) terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article VI, prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof. Merger Sub shall not withdraw the Offer unless this Agreement has been terminated in accordance with Article VI.

1.2 Company Action.

(a) The Company shall file with the SEC on the day the Offer Documents are filed with the SEC (or on such day as may be agreed by the parties, but in any event in accordance with applicable Law), a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that contains the Company Recommendation and the notice and other information required by Section 262(d)(2) of the DGCL, and shall promptly disseminate the Schedule 14D-9 to the holders of Shares as and to the extent required by applicable Law, including by setting the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. Parent and Merger Sub shall as promptly as reasonably practicable following the date hereof furnish to the Company all information concerning Parent and Merger Sub that may be required or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the parties agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. The Company shall provide Parent, Merger Sub and their counsel in writing with any written comments (and shall orally describe any oral comments) that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Unless the Company Board has effected a Company Adverse Recommendation Change or an Intervening Event Recommendation Change, prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any comments provided by Parent or Merger Sub. The Company shall use reasonable best efforts to respond promptly to any such SEC comments.

(b) The Company shall reasonably promptly after the date hereof provide to Parent, or cause to be provided to Parent, a true and complete copy of a list of the holders of Shares as well as mailing labels and any available listing or computer file containing the names and addresses of all record and, to the extent available to the Company, beneficial holders of Shares and lists of securities positions of Shares held in stock depositories, in each case in the Company’s possession or control as of the most recent practicable date and shall promptly furnish Merger Sub with such additional information and assistance (including updated lists of the record and beneficial holders of Shares, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in order to communicate the Offer to the holders of Shares (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Sub shall not use or disclose the information contained in such labels, lists, listings and files other than in connection with the Offer and the Merger and, if this Agreement is terminated, shall, upon request, deliver to the Company or destroy all copies of such information then in their possession or control.

(c) The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Merger Sub effective immediately after the Acceptance Time.

1.3 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time and in accordance with Section 251(h) of the DGCL, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company under the Laws of the State of Delaware, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as otherwise set forth in this Article I.

1.4 Consummation of the Merger. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 as soon as possible following the Offer Closing on the business day (the “Closing Date”) on which the last to be satisfied or waived of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to remain closed in the City of New York, New York.

1.5 Effective Time. As soon as practicable following the Closing, the Company and Parent will cause the certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.6 Effects of the Merger. The Merger shall have the effects provided for in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

1.7 Charter and Bylaws of the Surviving Corporation. The Certificate of Incorporation of the Company (the “Charter”) shall be amended as a result of the Merger to be in a form of the Certificate of Incorporation of Merger Sub and, as so amended, shall be the charter of the Surviving Corporation, until duly amended as provided therein or by applicable Laws. The bylaws of Merger Sub (the “Bylaws”) in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable Laws.

1.8 Officers and Directors of the Surviving Corporation. The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws. Subject to applicable Law, the directors of Merger Sub shall be the directors of the Surviving Corporation at the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

Effect of the Merger on Capital Stock

2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holders of any capital stock of the Company:

(a) Merger Consideration. Each Share of the Company issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent (including Shares accepted in the Offer) and not, in each case, held on behalf of third parties, (ii) Shares owned by any direct or indirect wholly owned Subsidiary of the Company and not, in each case, held on behalf of third parties (each of the Shares in clauses (i) and (ii), an “Excluded Share” and collectively, “Excluded Shares”), and (iii) Dissenting Shares) shall be automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing Shares (a “Certificate”) or non-certificated Shares held in book-entry position formerly representing Shares (the “Book-Entry Shares”), as the case may be, formerly representing any of the Shares (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b) Cancellation and Conversion of Excluded Shares.

(i) Each Excluded Share referred to in Section 2.1(a) (other than any such Excluded Shares converted into shares of common stock of the Surviving Corporation pursuant to Section 2.1(b)(ii)) and each Share, if any, owned directly by the Company shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(ii) Each Share held by any direct or indirect Subsidiary of the Company, any direct or indirect Subsidiary of Parent (other than Merger Sub) or any direct or indirect Subsidiary of Merger Sub immediately prior to the Effective Time shall be converted into such number of shares of common stock, par value $0.01 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary and to the extent available under Section 262 of the DGCL, any Share that is issued and outstanding immediately prior to the Effective Time, held by a Company stockholder who complies in all respects with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such Share being a “Dissenting Share,” and such Company stockholder being a “Dissenting Stockholder”), shall not be converted into the right to receive the Per Share Merger Consideration to which the holder of such share would be entitled pursuant to Section 2.1(a) but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such stockholder’s dissenters’ rights under the DGCL or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive, without any interest thereon, the consideration referred to in Section 2.1(a), pursuant to the exchange procedures set forth in Section 2.2. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a Company stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (i) prompt notice of any demand for payment of the fair value of any shares of Company Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s dissenters’ rights and (ii) the opportunity to lead all negotiations and proceedings with respect to any such demands for payment under the DGCL. The Company shall not voluntarily make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Parent.

2.2 Payment for Shares.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a Paying Agent hereunder and approved in advance by the Company (such approval not to be unreasonably withheld) (and pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company) (the “Paying Agent”), in trust in a separate account for the benefit of holders of Shares, an amount in cash in immediately available funds necessary for the Paying Agent to make the aggregate Per Share Merger Consideration under Section 2.1(a) (such cash deposited with the Paying Agent being hereinafter referred to as the “Payment Fund”).

(b) Payment Procedures.

(i) Promptly after the Effective Time (and in any event within three (3) business days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record, as of immediately prior to the Effective Time, of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares in exchange for the Per Share Merger Consideration.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to (A) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares multiplied by (B) the Per Share Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares, as applicable. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registrations of transfer on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II.

(d) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for payment of the Per Share Merger Consideration upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature. For purposes of this Agreement, the term “Governmental Entity” shall mean any United States or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

(e) Tax Withholding. Notwithstanding any provision in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement (including the Offer and Merger), such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (satisfactory to the Paying Agent, acting reasonably) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Shares represented by such Certificate as contemplated by this Article II.

2.3 Treatment of Equity Awards.

(a) Options and SARs. Unless otherwise agreed to by Parent and selected holders thereof in writing, at the Effective Time, each outstanding equity award granted under the Stock Plans that is an option to purchase Shares (a “Company Option”) and each stock appreciation right (“SAR”), whether vested or unvested, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an option to purchase shares of Parent common stock (an “Adjusted Option”) or a stock appreciation right in respect of Parent common stock (an “Adjusted SAR”), as applicable, in each case, on the same terms and conditions as were applicable under such Company Option or SAR immediately prior to the Effective Time (including vesting terms and conditions), with the number of shares of Parent common stock (rounded down to the nearest whole number of shares) subject to such Adjusted Option or Adjusted SAR equal to the product of (i) the total number of Shares underlying such Company Option or SAR immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount (as defined below), and with the exercise price applicable to such Adjusted Option or Adjusted SAR to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per Share applicable to such Company Option or SAR immediately prior to the Effective Time, by (2) the Equity Award Conversion Amount; provided, however, that the exercise price and the number of shares of Parent common stock underlying the Adjusted Option or Adjusted SAR shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); provided, further, that, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent common stock underlying the corresponding Adjusted Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. For purposes of this Agreement, “Equity Award Conversion Amount” means the quotient obtained by dividing the Per Share Merger Consideration by the volume-weighted average trading price of the Parent common stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date.

(b) Treatment of Restricted Stock. At the Effective Time, each outstanding restricted stock award (a “Restricted Stock Award”), granted under the Stock Plans shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time, the Per Share Merger Consideration with respect to each such outstanding Restricted Stock Award, determined in accordance with Section 2.1(a) of this Agreement, less applicable Taxes required to be withheld with respect to such payment.

(c) Treatment of Restricted Stock Units. Unless otherwise agreed to by Parent and selected holders thereof in writing, at the Effective Time, (i) each outstanding restricted stock unit award (an “RSU”) granted under the Stock Plans that is scheduled to vest on or prior to February 29, 2016 shall, by virtue of the Merger and without any action on the part of the holder thereof, accelerate in full and be cancelled and shall only entitle the holder thereof to receive as soon as reasonably practicable, but in no event later than thirty (30) days, after the Effective Time, the Per Share Merger Consideration multiplied by the number of Shares subject to such RSU, less applicable Taxes required to be withheld and (ii) each RSU that is scheduled to vest following February 29, 2016 shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit award (an “Adjusted RSU”) with the same terms and conditions as were applicable under such RSU immediately prior to the Effective Time (including vesting and settlement terms and conditions), and relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares subject to such RSU immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares.

(d) Treatment of Performance Share Plan Units. Unless otherwise agreed to by Parent and selected holders thereof in writing, at the Effective Time, (i) each outstanding award of performance-share plan units (“PSPU”) granted under the Stock Plans that is scheduled to vest on or prior to February 29, 2016 shall, by virtue of the Merger and without any action on the part of the holder thereof, accelerate in full (with the performance-based vesting conditions deemed satisfied at target) and be cancelled and shall only entitle the holder thereof to receive as soon as reasonably practicable, but in no event later than thirty (30) days, after the Effective Time (or such later time as required under Section 409A of the Code), the Per Share Merger Consideration multiplied by the number of Shares subject to such PSPU, less applicable Taxes required to be withheld and (ii) each PSPU that is scheduled to vest following February 29, 2016 shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an award of performance-share plan units (an “Adjusted PSPU”) with the same terms and conditions as were applicable under such PSPU immediately prior to the Effective Time (including time-based vesting terms and settlement terms and conditions, but excluding performance-based vesting terms), and relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares subject to such PSPU immediately prior to the Effective Time (with the performance-based vesting conditions deemed satisfied at target), multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares.

(e) Treatment of Phantom Stock Units. At the Effective Time, each phantom stock unit under the Con-way Deferred Compensation Plan for Non-Employee Directors (Amended and Restated 2008), the Con-way 2005 Deferred Compensation Plan for Non-Employee Directors (Amended and Restated December 2008), the Con-way 2005 Deferred Compensation Plan for Executives and Key Employees (Amended and Restated December 2008), and the Con-way 1993 Deferred Compensation Plan for Executives and Key Employees (Amended and Restated December 2008) (a “Phantom Share”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be deemed to be an obligation relating to shares of Parent common stock (an “Adjusted Phantom Share”), with the same terms and conditions as were applicable under such Phantom Share immediately prior to the Effective Time (including vesting and settlement terms and conditions), and relating to the number of shares of Parent common stock equal to the product of the (i) the number of Shares in respect of a Phantom Share immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall take all actions necessary to implement the provisions of Sections 2.3(a), 2.3(b), 2.3(c), 2.3(d) and 2.3(e), and Parent shall use its reasonable best efforts to take such actions as are necessary to implement the provisions of Sections 2.3(a), 2.3(b), 2.3(c), 2.3(d), and 2.3(e). No later than the Effective Time, Parent shall prepare and have on file with the SEC an effective registration statement on an appropriate form (including Form S-8 or other applicable form) with respect to the shares of Parent common stock subject to the Adjusted Options, Adjusted SARs, Adjusted RSUs, Adjusted PSPUs, and Adjusted Phantom Shares.

2.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Offer Price, the Per Share Merger Consideration and payments pursuant to Section 2.3 shall be equitably adjusted; provided that nothing in this Section 2.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.5 Subsequent Actions. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL.

ARTICLE III

Representations and Warranties

3.1 Representations and Warranties of the Company. Except as set forth (i) in the Company Reports filed with the SEC from and after January 1, 2012 through three (3) days prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” section and any exhibits or schedules included or incorporated by reference in such Company Reports) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing as a foreign corporation or similar entity or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ charters and bylaws or comparable governing documents, each as amended to and in effect on the date of this Agreement. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act and (iii) “Company Material Adverse Effect” means any event, change, effect, development, circumstance, state of facts, condition or occurrence (each, an “Effect”) that, when considered individually or in the aggregate with all other Effects, is or would reasonably be expected to have a material adverse effect on (x) the ability of the Company to timely perform its obligations under, and consummate the transactions contemplated by, this Agreement (together with the Offer and the Merger, the “Transactions” provided that, the Transactions, for purposes of the Company’s representations and warranties, shall not include the Financing) or (y) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no change or development resulting from or arising out of any of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been a Company Material Adverse Effect under clause (y):

(A) changes or developments in economic conditions generally in the United States or other countries in which the Company or any of its Subsidiaries conduct operations, including (1) any changes or developments in or affecting the securities, credit or financial markets, (2) any changes or developments in or affecting interest or exchange rates or (3) the effect of any potential or actual government shutdown, except to the extent such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(B) changes or developments in or affecting the industry or industries in which the Company or any of its Subsidiaries operate (including such changes or developments resulting from general economic conditions), except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(C) the announcement of this Agreement and the Transactions, including changes, developments, effects or events as a result of the identification of Parent or any of its Affiliates as the acquirer of the Company;

(D) changes or developments arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters), including any material worsening of such conditions threatened or existing on the date of this Agreement, except to the extent that they have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(E) changes or developments after the date hereof in applicable Laws or the definitive interpretations thereof, except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(F) changes or developments after the date hereof in generally accepted accounting principles in the United States (“GAAP”) or any foreign equivalents thereof or the interpretations thereof, except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(G) any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; and

(H) a decline in the price or trading volume of the Company’s common stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change or development underlying such decline or change has resulted in, or contributed to, a Company Material Adverse Effect.

As used in this Agreement, “Affiliate” means with respect to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 100,000,000 Shares, of which 56,866,820 Shares were outstanding as of the close of business on September 3, 2015 (including 28,508 Restricted Stock Awards), and 5,000,000 shares of preferred stock, without par value, none of which were outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of September 3, 2015, other than 2,084,711 Shares reserved for issuance under the Company’s 2012 Equity and Incentive Plan (the “2012 Plan”), 468,010 Shares reserved for issuance under the Company’s 2006 Equity and Incentive Plan (the “2006 Plan”), 0 Shares reserved for issuance under the Company’s Amended and Restated 2003 Equity Plan for Non-Employee Directors “(the

“2003 Plan”) and 131,600 Shares reserved for issuance under the Company’s 1997 Equity and Incentive Plan (the “1997 Plan,” and together with the 2012 Plan, the 2006 Plan, and the 2003 Plan, the “Stock Plans”), in each case, including pursuant to awards outstanding, the Company has no Shares reserved for issuance.

(ii) As of September 3, 2015, (A) 504,719 Shares were issuable upon the exercise of vested and unvested Company Options, with a weighted average exercise price of $44.73, (B) 101,898 Shares were issuable upon the exercise of vested and unvested SARs, with a weighted average base price of $28.92, (C) 679,829 Shares were issuable upon the vesting of RSUs, (D) 553,769 Shares were issuable upon the vesting of PSPUs (assuming achievement of the applicable performance goals at the one-hundred percent level), and (E) 0 Shares were issuable upon the settlement of Phantom Shares. Section 3.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list of Company Options, SARs, Restricted Stock Awards, RSUs, and PSPUs outstanding under the Stock Plans as of the close of business on September 3, 2015, including, where applicable, the holder, the date of grant, term, number of Shares subject to such Company Option, SAR, Restricted Stock Award, RSU or PSPU, and exercise price. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by one or more direct or indirect wholly owned Subsidiaries of the Company, free and clear of any lien, charge, pledge, security interest, title exception or defect in title, claim or other encumbrance (other than certain Permitted Tax Liens) (each, a “Lien”), except for such transfer restrictions of general applicability as provided under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or other applicable securities Laws. “Permitted Tax Liens” are liens that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s books and records. Section 3.1(b)(ii) of the Company Disclosure Letter lists as of the date hereof each Significant Subsidiary of the Company and its jurisdiction of organization, its authorized capital stock or share capital, and the number of issued and outstanding shares of capital stock or share capital and the record owner(s) thereof.

(iii) Except for any obligations pursuant to this Agreement, or as set forth above, there are no (A) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or (B) any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries (the items referred to in clauses (A) and (B) of or with respect to any Person, collectively, “Rights”), and no such Rights are authorized, issued or outstanding. None of the Company’s Subsidiaries own any shares of capital stock of the Company.

(iv) Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable. Neither the Company nor any of its Subsidiaries owns beneficially or of record any shares of capital stock or other Rights in any other Person that is not a Subsidiary of the Company with a fair market value that is material to the Company and its Subsidiaries, taken as a whole. Except as set forth above, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(v) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

(c) Corporate Authority and Approval. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Offer and the Merger. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles regardless of whether enforcement is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”). Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer and the Merger. The Company Board has determined that the Offer and the Merger are in the best interests of the Company and its stockholders, adopted, approved and declared advisable this Agreement and the Transactions and resolved, subject to Section 4.2(d) and Section 4.2(e), to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices (A) pursuant to Section 1.5, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any other applicable antitrust, competition or similar Laws of any foreign jurisdiction, (C) the filing with the SEC of the Offer Document and Schedule 14D-9, (D) under the rules of the NYSE, and (E) pursuant to any applicable foreign or state securities or blue sky laws (collectively, clauses (A) through (E), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not, (x) individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect or (y) prevent, materially delay or materially impair the consummation of the Transactions.

(ii) Assuming compliance with the matters referenced in Section 3.1(d)(i) and receipt of the Company Approvals, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions by the Company will not constitute or result in (A) a breach or violation of, or a default under, the Charter or Bylaws of the Company or the comparable governing instruments of any of its Significant Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination or a recapture (or right of termination or recapture) or a default under, the creation or acceleration of any obligations pursuant to, any lease, license, contract, note, mortgage, indenture, agreement, arrangement or other instrument or obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries, or (C) a violation of, or conflict with, any Order or Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2014, 2013 and 2012, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2014, (C) its proxy or information statements relating to meetings of, or actions taking without a meeting by, the stockholders of the Company held since December 31, 2013, and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2013 (the “Applicable Date”) (clauses (A) through (D) together with any exhibits or schedules included or incorporated by reference in any such document and including any supplements, modifications or other amendments thereto, collectively, the “Company Reports”). As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, each Company Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and any rules and regulations promulgated thereunder applicable to the Company Report. Each registration statement, as amended or supplemented, if applicable, filed by the Company pursuant to the Securities Act since January 1, 2012, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings made by the Company with the SEC. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2011 through the date of this Agreement relating to the Company Reports and all written responses of the Company thereto through the date of this Agreement, other than those letters publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”).

(ii) Each of the consolidated financial statements included or incorporated by reference into the Company Reports (including the related notes and schedules) (the “Company Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments, none of which is material, and the absence of footnote disclosure), and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(iii) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal controls as of December 31, 2013. The Company maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are, in all material respects, effective to ensure that all information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the Audit Committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed by the Company to Parent prior to the date of this Agreement.

(iv) The principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(f) Absence of Certain Changes. (i) Since January 1, 2015 through the date hereof, (A) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice (other than actions taken by the Company contemplated by this Agreement and the Transactions) and (B) there has not been any Effect that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect. (ii) Since July 1, 2015 through the date hereof, there has not been any action taken or agreed to be taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 4.1(vi), 4.1(x), 4.1(xii), 4.1(xiii) and 4.1(xv).

(g) Litigation and Liabilities.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, audits, reviews, inquiries, examinations or other proceedings pending (each, an “Action”) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any Order which, individually or in the aggregate, would have a Company Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth or reflected or reserved against in the Company Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2014, (C) incurred in connection with the Offer or the Merger or any other Transaction or agreement contemplated by this Agreement, or (D) that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The Company is not subject to any obligation or requirement to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any non-wholly owned Subsidiary that cannot be terminated.

(iii) The term “Knowledge,” when used in this Agreement (i) with respect to the Company, shall mean the actual knowledge, after due inquiry, of those persons set forth in Section 3.1(g)(iii) of the Company Disclosure Letter and (ii) with respect to Parent shall mean the actual knowledge, after due inquiry, of those persons set forth in Section 3.1(g)(iii) of the Parent Disclosure Letter.

(h) Employee Benefits.

(i) All material Benefit Plans are listed on Section 3.1(h)(i) of the Company Disclosure Letter (except for any employee benefit plan, policy, program or arrangement maintained outside of the United States primarily for the benefit of individuals on, or formerly on, the payroll of the Company or its Subsidiaries (the “Company Employees”), current or former independent contractors of the Company or its Subsidiaries, or current or former directors of the Company, in each case, working outside of the United States (a “Non-U.S. Benefit Plan”)) and each such Benefit Plan that has received a favorable opinion letter from the Internal Revenue Service (the “IRS”) has been separately identified. True and complete copies of, to the extent applicable: (A) all material Benefit Plans, (B) the most recent annual report on Form 5500 with respect to all material Benefit Plans, (C) the most recent actuarial report with respect to all material Benefit Plans, and (D) the most recent summary plan description with respect to all material Benefit Plans have been provided to Parent. “Benefit Plans” means all benefit and compensation plans, Contracts, policies or arrangements covering Company Employees, current or former independent contractors of the Company or its Subsidiaries, or current or former directors of the Company under which there is a continuing financial obligation of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and compensation, deferred compensation, pension, retirement, severance, tax gross-up, stock option, stock purchase, stock appreciation rights, stock-based, incentive and bonus plans, whether or not subject to ERISA, but excluding (x) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”) and (y) any plans or programs that are mandated and administered by a Governmental Entity.

(ii) All Benefit Plans are in compliance in all material respects with their terms and with ERISA and the Code (to the extent applicable) and other applicable Laws and there is no material pending or, to the Knowledge of the Company, threatened action or litigation relating to the Benefit Plans, other than routine claims for benefits. Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received or may rely on a favorable determination or opinion letter from the IRS (and a true and correct copy of such letter or such application has been provided to Parent), and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code, and the Company is not aware of any circumstances reasonably likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries or any fiduciary has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject any ERISA Plan or any related trust, the Company or any of its Subsidiaries, or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(iii) With respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430, or 4971 of the Code: (A) no such Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (B)no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred in the three (3) years prior to the date hereof, (C) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (D) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is reasonably expected to be, incurred by the Company or any of its Subsidiaries, and (E) the PBGC has not instituted proceedings to terminate any such Benefit Plan.

(iv) There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Surviving Corporation or any of its affiliates following the Closing. “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (E) that would be material to the Company and its subsidiaries taken as a whole under corresponding or similar provisions of foreign Laws or regulations.

(v) None of the Company and its Subsidiaries, nor any other entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and, during the six (6) years prior to the date hereof, none of the Company and its Subsidiaries nor, to the Knowledge of the Company, any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full. Neither the Company nor any ERISA Affiliate has engaged in any transaction described in Section 4069, 4202(a) or 4212(c) of ERISA.

(vi) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or its Subsidiaries taken as a whole, each Benefit Plan that is in any part a “nonqualified deferred compensation plan”

subject to Section 409A of the Code (excluding any Benefit Plans or portion of a Benefit Plan grandfathered under Section 409A of the Code, which the Company represents have not been modified or operated in a manner that would be reasonably expected to jeopardize such grandfathered status) materially complies and, at all times has materially complied, both in form and operation, with the requirements of, and has not resulted in the application of any penalty tax under, Section 409A of the Code and the final regulations and other applicable guidance thereunder.

(vii) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (A) entitle any Company Employee, any current or former independent contractor, or any current or former officer or director of the Company or any of its Subsidiaries to any payment or benefit (including any enhanced or accelerated benefit, or lapse of repurchase rights or obligations, with respect to any Stock Plans or other benefit under any compensation plan or arrangement of the Company), (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Employee, independent contractor, officer or director, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust, or (C) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would (individually or in combination with any other such payment) constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any grantor, “rabbi” or similar trust pursuant to any Benefit Plan, and the Company has taken, or has caused its applicable Subsidiaries to take, all actions necessary to amend any Benefit Plans, trust agreements, or documents that might otherwise have required grantor, “rabbi” or similar trust funding as a result of the execution of this Agreement, so that no such requirement shall take effect.

(viii) No Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code.

(ix) No Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law (any such plan, a “Retiree Plan”). The Company or its applicable Subsidiary has the right to amend, terminate or modify any Retiree Plan at any time.

(x) Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, each Non-U.S. Benefit Plan (A) that is required to be registered with a Governmental Authority has been registered (and where applicable accepted for registration) and has been maintained in good standing with the applicable Governmental Entity, (B) if it is intended to qualify for special tax treatment, meets all requirements for such treatment, (C) if it is intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and

(D) has been maintained and operated in accordance with, and is in compliance with, its terms, all applicable laws, government taxation and funding requirements, and with any agreement entered into with a union or labor organization. There is no pending or, to the knowledge of the Company, threatened material litigation relating to any Non-U.S. Benefit Plan.

(xi) There have been no re-pricings of any Company Options or SARs through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Company Options or SARs have been granted in contemplation of the Offer, the Merger or the other Transactions contemplated in this Agreement. None of the Company Options or SARs were granted with an exercise price below the Fair Market Value (as defined in the applicable Stock Plan) on the date of grant. The Company Options, SARs, Restricted Stock Awards, RSUs and PSPUs outstanding as of the date hereof have been granted in accordance with the terms of the Stock Plans and applicable Laws.

(i) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries have not been since January 1, 2012, and are not being, conducted in violation of any applicable federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except with respect to regulatory matters covered by Section 4.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(ii) Without limiting the other provisions of this Section 3.1(i), and except as would not have and would not be reasonably likely to, individually or in the aggregate, have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries are and, since January 1, 2012, have been in compliance with all statutory and regulatory requirements under the Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.), the Anti-Kickback Act of 1986, as amended, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other applicable international anti-bribery conventions, and all other applicable anti-corruption, bribery, money laundering and similar Laws and orders (including any applicable written standards, requirements, directives or policies of any Governmental Entity) (the “Anti-Bribery Laws”). Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written, or, to the knowledge of the Company, oral communication from any Governmental Entity or from any third Person that alleges that the Company, any of its Subsidiaries or any employee or agent thereof is in material violation of any Anti-Bribery Laws.

(iii) Without limiting the other provisions of this Section 3.1(i), each of the Company and its Subsidiaries is and will remain in compliance in all material respects with all United States economic sanctions, laws, executive orders, and implementing regulations as promulgated by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act and all regulations issued pursuant to it. None of the Company or any of its Subsidiaries (A) is a Person designated by the United States government on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”) with which a United States Person cannot deal with or otherwise engage in business transactions, (B) is a Person who is otherwise the target of United States economic sanctions laws such that a United States Person cannot deal or otherwise engage in business transactions with such Person, or (C) is controlled by (including by virtue of such Person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person on the SDN List or a foreign government that is the target of United States economic sanctions prohibitions.

(iv) Without limiting the other provisions of this Section 3.1(i), each of the Company and its Subsidiaries is in compliance in all material respects with (A) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto and (B) the USA PATRIOT ACT (Title 111 of Pub. L. 107-56 (signed into law October 26, 2001)).

(v) Without limiting the other provisions of this Section 3.1(i), except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, since January 1, 2012, each of the Company’s suppliers, distributors and third-party contractors and service providers has conducted all tasks on behalf of the Company in compliance in all material respects, with all applicable state, federal and local laws, rules and regulations and guidelines and the Company has instituted and maintained policies and procedures with respect to such parties designed to provide reasonable assurance of continued compliance therewith.

(vi) Without limiting the other provisions of this Section 3.1(i), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each individual who renders services to the Company or any of its subsidiaries who is classified by the Company or such subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under the Benefit Plans) is properly so characterized, and each individual who renders services to the Company or any of its subsidiaries who has been classified by the Company or such subsidiary, as applicable, as “exempt” from overtime requirements is properly so classified.

(j) Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 3.2(g) are true and correct, no restrictions contained in any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Charter or Bylaws is applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger or the Offer.

(k) Environmental Matters.

(i) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are and during the three (3)-year period preceding the date hereof have been in compliance with all applicable Environmental Law; (B) the Company and its Subsidiaries possess all permits and licenses required under applicable Environmental Law for the operation of their respective businesses as presently conducted; (C) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned, operated, occupied or leased by the Company or its Subsidiaries (each, a “Former Property”), under circumstances or in quantities or conditions that have resulted in or are reasonably likely to result in liability to the Company or its Subsidiaries pursuant to contract or any Environmental Laws; (D) neither the Company nor any of its Subsidiaries has received any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law during the past three (3) years; and (E) there are no writs, injunctions, decrees, orders or judgments outstanding, or any complaints, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of its Subsidiaries with any Environmental Law.

(ii) All material reports, studies, assessments, data, results of investigations, monitoring or tests, surveys, analyses, audits, correspondence or other documentation regarding environmental matters in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, occupied, leased or operated by the Company or any of its Subsidiaries that are in the possession, custody or control of the Company or any of its Subsidiaries or its or their Representatives have been delivered to or made available for review by Parent prior to the date hereof.

(iii) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (A) all underground or above ground storage tanks containing any Hazardous Substance or any other installation or equipment regulated under Environmental Laws, such as by way of example and not by way of limitation, fuel, chemical or other Hazardous Substance dispensers, pumps, piping racks and other ancillary facilities, truck washing and drainage facilities, and pumps or other drainage facilities (a “Regulated Installation”) on the Company Real Property are in compliance with Environmental Laws, (B) all underground or above ground storage tank or any other equipment or installations which are regulated under any Environmental Laws have, to the extent required by Environmental Laws, been duly registered with the appropriate Governmental Entity (C) no underground storage tanks or any other Regulated Installations have been removed from or taken out of service at the Company Property or any Former Property except in compliance with Environmental Laws; and (D) no Hazardous Substance generated by the Company or its Subsidiaries has ever been directly or indirectly sent, transferred, transported to, treated, stored, or disposed of at any offsite location that is, to the Company’s Knowledge, subject to investigation or clean-up of Hazardous Substances, which would result in a Liability with respect to the Business or is in violation of any Environmental Laws.

As used in this Agreement, the term “Environmental Law” means any applicable federal, state, local and foreign statutes, rules, regulations, codes, orders and ordinances, including common law, and including all binding administrative rulings and decisions, concerning pollution or protection of the soil, subsoil, surface waters, round waters, aquifers, land, wetlands, streams, sediments, surface or subsurface strata and ambient air (“Environment”), including all those relating to occupational health and safety, and the use, generation, emission, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, Release, threatened Release, control, investigation, cleanup or remediation of any Hazardous Substances.

As used in this Agreement, “Hazardous Substance” means any substance, material or waste, whether solid, liquid or gaseous in nature: (a) the presence of which requires notification, investigation, or remediation under any Environmental Law, (b) which is defined as “toxic,” a “hazardous waste,” “hazardous material” or a “hazardous substance” or “pollutant” or “contaminant” under any present Environmental Laws, (c) which is toxic, explosive, caustic, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any Governmental Entity under Environmental Law, (d) which is gasoline, diesel fuel or other petroleum hydrocarbons or petroleum by-products or volatile organic compounds, (e) which consists of polychlorinated biphenyls (PCBs) or asbestos or urea formaldehyde foam insulation or lead, or (f) which contains or emits radioactive particles, waves or materials, including radon gas.

As used in this Agreement, “Release” means any release, spill, discharge, deposit, leakage, emission or disposal, or any uncontained storage or accumulation in violation of any Environmental Law, involving or with respect to any Hazardous Substance.

(l) Taxes.

(i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed or caused to be duly and timely filed (in each case taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, (B) have timely paid all material Taxes that are required to be paid (after giving effect to any valid extensions of time in which to make such payment) by it and has timely withheld and remitted all material Taxes that the Company or any of its Subsidiaries is required to withhold and remit from amounts owing to any employee, creditor or other third party, except with respect to matters contested in good faith and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP, and (C) have not waived any statute of limitations applicable to any material Tax Return or agreed to any extension of time within which to make an assessment of Tax, which waiver or extension is currently in effect.

(ii) No audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax matters of the Company or any of its Subsidiaries are pending or have been threatened in writing. Each assessed deficiency resulting from any audit or examination relating to a material amount of Taxes by any Tax Authority (A) has been timely paid or otherwise finally resolved or (B) is being contested in good faith through appropriate proceedings and has been adequately reserved for on the Company Financial Statements in accordance with GAAP.

(iii) Neither the Company nor any of its Subsidiaries (A) is a party to any material Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (other than credit agreements, leases, licenses and other similar agreements in each case (I) entered into in the ordinary course of business, (II) not primarily relating to Taxes, and (III) containing solely customary Tax-allocation, Tax-sharing or Tax-indemnity provisions) or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Tax Authority.

(iv) There are no material Liens for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Permitted Tax Liens.

(v) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (B) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (other than contracts described in the parenthetical contained in Section 3.1(l)(iii)(A)) or otherwise.

(vi) During the three (3)-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code.

(vii) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(viii) Except to the extent specifically and adequately reserved for, in accordance with GAAP, on the Company Financial Statements, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made on or prior to the Closing Date, (B) installment sale or open transaction disposition made on or prior to the Closing Date, or (C) prepaid amount received on or prior to the Closing Date.

(ix) During the five (5)-year period ending on the date of this Agreement, no claim has been made by a Tax Authority in writing in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to Tax by the jurisdiction.

(x) The charges, accruals, and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries with respect to periods ending on or prior to the date of such Company Financial Statements.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) shall mean all federal, state, local and foreign income, profits, capital gain, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes, and any amendment thereto, and (C) the term “Tax Authority” means with respect to any Tax, the governmental authority responsible for the imposition of such Tax.

(m) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization or works council. No demand for recognition of any Company Employees has been made by or on behalf of any labor union, labor organization or works council in the past two (2) years, no petition has been filed or proceeding been instituted by any Company Employee or group of Company Employees with any labor relations board or commission seeking recognition of a collective bargaining representative in the past two (2) years, to the Knowledge of the Company, no union organizing activities are ongoing with respect to any Company Employee, nor, is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(ii) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws in respect of employment, employment practices, classification, labor, terms and conditions of employment and wages and hours with respect to the Company Employees and independent contractors.

(iii) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole with respect to Company Employees and independent contractors, the Company and its Subsidiaries have not received written notice of any pending or threatened (A) unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Entity against them, (B) employee or labor complaints, grievances or arbitrations in each case, against or with respect to them, (C) charge or complaint against or with respect to them before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (D) investigation against or with respect to them by any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws, or (E) complaint, lawsuit or other proceeding in any forum by or on behalf of such individuals (including, for purposes of this Section 3.1(m)(iii)(E), any applicant for employment or classes of Company Employees or independent contractors) alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(n) Intellectual Property.

(i) Except as would not be reasonably likely to have a Company Material Adverse Effect, the Company and each of its Subsidiaries owns or has the right to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as conducted as of the date hereof (the “Material Intellectual Property”). Except as would not be reasonably likely to have a Company Material Adverse Effect, (A) no written claim of invalidity or conflicting ownership rights with respect to any Material Intellectual Property has been made by a third party and no such Material Intellectual Property is the subject of any pending or, to the Company’s Knowledge, threatened action, suit, claim, investigation or other proceeding; (B) no person or entity has given written notice to the Company or any of its Subsidiaries that the use of any Material Intellectual Property by the Company, any of its Subsidiaries or any licensee is infringing any patent, trademark, copyright or design right, or that the Company or any of its Subsidiaries has misappropriated any trade secret; (C) the use of the Material Intellectual Property by the Company and its Subsidiaries does not infringe any intellectual property right of any third party, and does not involve the misappropriation of any trade secrets of any third party; and (D) to the Knowledge of the Company, no other Person has violated, misappropriated, diluted or infringed any rights under any Material Intellectual Property owned by, and that are material to, any of the businesses of the Company or any of its Subsidiaries.

As used in this Agreement, “Intellectual Property” means all (A) trademarks, service marks, certification marks, Internet domain names, logos, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals thereof; (B) inventions and all patents, and applications therefor, including divisions, continuations, continuations-in-part, and all renewals, extensions, reexaminations and reissues thereof; (C) trade secrets; and (D) published and unpublished works of authorship, copyrights therein and thereto, and registrations and applications therefor, and all renewals and extensions thereof.

(o) Insurance. Except as would not have a Company Material Adverse Effect, all fire and casualty, general liability, motor carrier liability, business interruption, sprinkler and water damage insurance policies and other insurance policies maintained by the Company or any of its Subsidiaries (A) are in full force and effect and all premiums due with respect thereto have been paid; (B) have been made available by the Company to Parent prior to the date of this Agreement; and (C) provide coverage for the applicable operations conducted by the Company and its Subsidiaries of a scope and coverage reasonably consistent with customary industry practice for such type of policies.

(p) Material Contracts.

(i) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts: (i) any Contract with respect to indebtedness for borrowed money or any financial guaranty thereof in excess of $1,000,000, other than (A) indebtedness between and among the Company and its Subsidiaries and (B) financial guaranties by the Company of indebtedness owed by its Subsidiaries to third parties; (ii) any Contract that is not terminable at will by the Company without penalty that purports to prohibit the Company or any of its Subsidiaries from competing in any material respect in any business line, with any Person or in any geographic area (provided that in the case of Contracts that did not involve the receipt by the Company of at least $1,000,000 in payments in 2014 and are not expected to involve the receipt of payments by the Company in 2015 of at least $1,000,000, this list is to the Knowledge of the Company as of the date of this Agreement); (iii) any Contract that involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument with a fair market value in excess of $1,000,000; (iv) any Contract that involved expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $10,000,000 in 2014 or by its terms requires expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $10,000,000 in 2015; (v) any Contract that involved, since January 1, 2013, the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets composing a business or capital stock or other equity interests of another Person (other than acquisitions or dispositions of assets, capital stock and other equity interests by and among the Company and its Subsidiaries); (vi) any Contract (other than this Agreement) that is not terminable on 90 days or less notice and by its terms limits the payment of dividends or other distributions by the Company or any of its

Subsidiaries; (vii) any joint venture or partnership Contract material to the Company and its Subsidiaries, taken as a whole; (viii) any Contract for the lease of real property material to the operation of the Company’s and its Subsidiaries’ business, taken as a whole; (ix) any Contract that contains a put, call, right of first refusal or right of first negotiation, right of first offer, redemption, repurchase or similar right that is material to the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries would be required to, or have the option or right to, purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; (x) any settlement agreement or similar Contract with a Governmental Entity or order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case that is material to the Company and its Subsidiaries, taken as a whole; (xi) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $3,000,000; (xii) any Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person or make any “earn-out” or other contingent payment to another Person, unless such obligation to such Person contained in such Contract would not reasonably be expected to exceed a maximum of $1,000,000; (xiii) any Contract that (A) grants to any third Person any material exclusive license or supply or distribution agreement or other similar material exclusive rights or (B) grants to any third Person any “most favored nation” rights and is expected to result in aggregate future payments to the Company or any of its Subsidiaries in excess of $5,000,000 per annum or, to the Knowledge of the Company as of the date hereof, in excess of $2,000,000 per annum; and (xiv) any Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 3.1(p)(i) being referred to in this Agreement as “Company Material Contracts”).

(ii) Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in material breach of or material default under the terms of any Company Material Contract; (B) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiaries which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception; and (C) neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral, notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract.

(q) Real Property.

(i) Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (A) either the Company or a Subsidiary of the Company has good, defensible, marketable and insurable fee simple title to each real property owned by the Company or any Subsidiary, or (such property collectively, the “Company Owned Real Property”), and (B) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement and in each parcel of Company Leased Real Property, under or with respect to which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens, title defects or title exceptions other than any Permitted Tax Liens and Liens that are not material to the Company and its Subsidiaries, taken as a whole. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (1) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Bankruptcy and Equity Exception and (2) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Section 3.1(q)(i) of the Company Disclosure Letter contains a true and complete list as of the date hereof of all Company Owned Real Property that is material to the Company and its Subsidiaries, taken as a whole, by property address, and each Company Real Property Lease that is material to the Company and its Subsidiaries, taken as a whole, by the property address.

(ii) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (A) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property (other than the Company Real Property Leases) that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, (B) there are no outstanding options or rights of first refusal, first offer or first negotiation in favor of any other party to purchase or lease any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon, and (C) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy any portion of a Company Owned Real Property or Company Leased Real Property (the arrangements or agreements therefor, “Third-Party Leases”) that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon. Neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property or Company Leased Real Property, except proceedings which would not be, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, fixtures and improvements and all other physical elements of each parcel of Company Owned Real Property and Company Leased Real Property: (A) are in adequate operating condition and repair, subject to ordinary wear and tear, and are structurally sound and free of any material defects, (B) are suitable, sufficient and appropriate and in compliance with zoning and other applicable regulations for their current and contemplated uses (subject to any lawful non-conforming uses that are not material) and (C) consist of and have the use and enjoyment of sufficient land, parking areas (including delivery, loading and unloading of vehicles), access to public highways, railroad trackage and siding, driveways, drainage, storm and sanitary sewers, detention ponds, fire protection, utilities and other facilities in accordance with applicable law and all required Permits, to permit the continued use of all Company Owned Real Property and Company Leased Real Property in the manner and for the purposes to which they are presently devoted or to which they are contemplated to be devoted. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each item of material personal property used in the conduct of the Business is in good and operable condition and repair sufficient for the present and continued use in Business as presently conducted, subject to normal wear and tear.

(r) Customer Relationships. Section 3.1(r) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest customers of the Company (based on gross revenue from July 1, 2014 through June 30, 2015) (“Major Customers”). Since December 31, 2014 through the date hereof, no Major Customer has provided notice in writing that it will permanently stop or materially decrease purchasing services, materials or products from the Company or is otherwise involved in, or, to the Knowledge of the Company, is threatening, a material dispute with the Company or any of its Subsidiaries.

(s) Brokers and Finders. Neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees or commissions or finder’s fees in connection with the Transactions, except that the Company has employed Citigroup Global Markets Inc. as its financial advisor whose fees and expenses are set forth on Section 3.1(s) of the Company Disclosure Letter and will be paid by the Company at its sole cost and expense.

(t) Offering Documents and Schedule 14D-9. None of the information to be supplied in writing by the Company, or any Representative of the Company, to Parent and Merger Sub specifically for inclusion in the Offering Documents or Schedule 14D-9, if any, will, at the time such document is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 shall comply in all material respects with the requirements of the Exchange Act.

(u) 14d-10 Matters. All amounts payable to holders of Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Stock Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NYSE rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) will prior to Closing (i) adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Stock Plan and (B) the treatment of the Company Options, Restricted Stock Units, SARs and PSPUs in accordance with the terms set forth herein, the applicable Stock Plan and any applicable Plans, which resolutions will not be rescinded, modified or withdrawn in any way, and (ii) will all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

(v) Opinion of Financial Advisor. The Company Board has received the opinion of Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the consideration to be received by the holders of Shares (other than Parent, Merger Sub and their respective affiliates) in the Offer and Merger, taken together as an integrated transaction, is fair, from a financial point of view, to such holders.

(w) No Other Representations or Warranties. The Company acknowledges that except for the representations and warranties contained in Section 3.2 (as modified by the Parent Disclosure Letter), none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub or any Subsidiary of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any Subsidiary of Parent or Merger Sub or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent or Merger Sub or any of their Affiliates or their respective directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, the “Representatives”).

3.2 Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the charter and bylaws or comparable governing documents of Parent and Merger Sub, each as in effect on the date of this Agreement. As used in this Agreement, “Parent Material Adverse Effect” means an Effect that, when considered individually or in the aggregate with all other Effects is or would reasonably be expected to be materially adverse to the ability of Parent or Merger Sub to timely perform its obligations under this Agreement and consummate the Transaction.

(b) Corporate Authority. No vote or consent of holders of capital stock of Parent is necessary to approve or adopt this Agreement or the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to the adoption and approval of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption and approval by Parent will occur immediately following execution of this Agreement, to perform its obligations under this Agreement and to consummate the Offer and the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.5, (B) under the HSR Act, and any other applicable antitrust, competition or similar Laws of any foreign jurisdiction, (C) the filing with the SEC Offer Documents and Schedule 14D-9, (D) under the Rules of the NYSE, and (E) pursuant to any applicable foreign or state securities or blue sky laws (collectively, clauses (A) through E), the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent and Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent and Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(ii) Assuming compliance with the matters referenced in Section 3.2(c)(i) and receipt of the Parent Approvals, the execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Transactions will not constitute or result in (A) a breach or violation of, or a default under, the charter or bylaws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of Parent’s Subsidiaries (other than Merger Sub), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any Contract or the creation of any Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries, or (C) a violation, or conflict with, of any Order or Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect.

(d) Litigation and Liabilities. Except as set forth (i) in the annual, quarterly and current reports filed by Parent with the SEC from and after January 1, 2014 through three (3) days prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” section in such reports), there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin or would, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.

(e) Financing Commitments. Parent has delivered to the Company a true and complete copy as of the date hereof of the executed financing commitment letter, dated September 9, 2015, by and among Parent and Morgan Stanley Senior Funding, Inc. and the other financial institutions party thereto from time to time, including all exhibits, schedules, annexes and amendments to such letter in effect on the date hereof (the “Commitment Letter”) and a true and correct copy of any related fee letter (collectively, the “Ancillary Letters”) (provided that percentages and amount of (i) the fees, (ii) the economic provisions of the market flex, (iii) the fee-related provisions of the alternate transaction provisions and (iv) the successful syndication definition in the Ancillary Letters may be redacted). The Commitment Letter is in full force and effect as of the date of this Agreement, and the commitments contained in the Commitment Letter have not been withdrawn, modified, rescinded or terminated or otherwise amended, supplemented or modified in any respect prior to the date of this Agreement. The Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law). Assuming the Financing is received as contemplated by the Commitment Letter, the aggregate amount of net proceeds from the Financing, together with cash, cash equivalents and current financial assets of Parent and its Subsidiaries on hand, will be, as of the Closing Date, sufficient to satisfy all of the Parent’s obligations under this Agreement, including the payment of any Subject Indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Offer or the Merger and all other costs and expenses required to be paid or satisfied by Parent in connection with the transactions contemplated by this Agreement. There are no side letters or other agreements, contracts or arrangements relating to the Financing contemplated by the Commitment Letter other than the Ancillary Letters and customary engagement letters, which engagement letters do not contain any condition to the availability or timing of the Financing contemplated by the Commitment Letter. As of the date of this Agreement, (A) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach by the Parent and (B) subject to the satisfaction of the conditions contained in Section 5.1 and Annex A hereof, Parent does not have any reason to believe that the Financing contemplated by the Commitment Letter will not be available to Parent or Merger Sub at the Closing. Parent has fully paid all commitment fees or other fees, if any, required by the Commitment Letter to be paid prior to the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter.

(f) Brokers and Finders. Neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Parent has employed J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as financial advisors.

(g) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or direct or indirect wholly owned Subsidiaries of Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, will not have engaged in any business activities, other than activities related to the transactions contemplated by this Agreement.

(h) Ownership of Company Capital Stock; Certain Arrangements. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates owns, nor will they own prior to the Closing Date (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company or other securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries (other than as contemplated by this Agreement). There are no agreements, arrangements or understandings between Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or the Transactions. Neither Parent nor any of its Subsidiaries, or the “affiliates” or “associates” of any such entity is, and at no time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. Other than this Agreement, there are no Contracts or any commitments to enter into any Contract between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.

(i) Offering Documents and Schedule 14D-9. None of the information to be supplied in writing by Parent, Merger Sub or any Representative of Parent or Merger Sub specifically for inclusion in the Offering Documents or Schedule 14D-9, if any, will, at the time such document is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offer Documents shall comply as to form in all material respects with the requirements of the Exchange Act.

(j) Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its subsidiaries or Affiliates. Assuming (i) the satisfaction of the conditions contained in Section 5.1 and Annex A hereof and (ii) the accuracy as of the Effective Time of the representations and warranties of the Company in Section 3.1 in all material respects, the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the aggregate Per Share Merger Consideration, all amounts to be paid pursuant to this Agreement and all costs and expenses of the Merger (including any repayment or refinancing of Subject Indebtedness) and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, be Solvent at and immediately after the Effective Time. As used in this Section 3.2(j), the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of a person (on a consolidated basis) will exceed such person’s debts, (b) such person (on a consolidated basis with its subsidiaries) has not incurred and does not intend to incur debts beyond its ability to pay such debts as such debts mature in the ordinary course of business and (c) such person (on a consolidated basis with its subsidiaries) has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 3.2(j), “debt” means any liability on a claim, and “claim” means any (y) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (z) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

(k) No Other Representations or Warranties. Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company or any Subsidiary of the Company makes, or has made, any other express or implied representation or warranty with respect to the Company or any Subsidiary of the Company or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Parent and Merger Sub are not relying on any representation or warranty, and the Company disclaims any other representations or warranties, whether made by the Company, any of its Affiliates or their respective Representatives, except for the representations and warranties contained in Section 3.1 (as modified by the Company Disclosure Letter) or the certificate delivered pursuant to clause (c)(vii) of Annex A.

ARTICLE IV

Covenants

4.1 Interim Operations. From the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company covenants and agrees as to itself and its Subsidiaries that it will use its commercially reasonable efforts, from the date of this Agreement until the Effective Time, unless Parent shall otherwise approve in writing, to cause the business of it and its Subsidiaries to be conducted, in all material respects, in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to (a) preserve their business organizations, assets and lines of business intact, (b) maintain in effect all of their foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations that are material to the Company and its Subsidiaries, taken as a whole, (c) maintain all leases and all personal property (reasonable wear and tear excepted) that are material to the Company and its Subsidiaries, taken as a whole, used by the Company and its Subsidiaries and necessary to conduct its business in the ordinary course of business consistent with past practice (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase or decrease its current properties) and (d) maintain in all material respects its and their existing relations and goodwill with Governmental Entities, customers, suppliers, employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing, (C) as required by applicable Laws or definitive interpretations thereof or by any Governmental Entity, or (D) as set forth in Section 4.1(a) of the Company Disclosure Letter, the Company will not, and will not permit its Subsidiaries, to:

(i) adopt any amendments to its charter or bylaws or, in the case of any Subsidiary that is not a corporation, similar applicable organizational documents;

(ii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of (other than as set forth in Section 4.1(a)(iii)), or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (C) take or omit to take any action that would cause any rights under Material Intellectual Property, including with respect to any registrations or applications for registration, to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of this Section 4.1, or (D) enter into a joint venture or partnership or similar third-party business enterprise;

(iii) acquire assets or capital stock from any other Person, other than (A) in the ordinary course of business consistent with past practice or (B) acquisitions of assets at or below fair market value with a purchase price not in excess of $500,000 individually or $7,500,000 in the aggregate, in each case for any transaction or series of related transactions;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the exercise of Company Options or SARs and the settlement of Restricted Stock Awards, RSUs and PSPUs (and dividend equivalents thereon, if applicable) outstanding on the date of this Agreement or (B) the issuance of shares of capital stock by a Subsidiary of the Company to the Company or another Subsidiary of the Company or (C) the issuance, sale, pledge, disposition of, grant, transfer, encumbrance, or authorization of the issuance, sale, pledge, disposition, grant, transfer or encumbrance of capital stock of any Subsidiary of the Company in connection with financing arrangements not restricted under this Agreement) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities;

(v) other than ordinary course trade credit made in the ordinary course of business, make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect Subsidiary of the Company) in excess of $1,000,000 in the aggregate at any time;

(vi) (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any wholly owned direct or indirect Subsidiary of the Company to the Company or any other wholly owned direct or indirect Subsidiary of the Company; provided, that the Company may, at its election, pay the $0.15 per Share cash dividend declared by the Company on June 17, 2015, (B) split, combine or reclassify the Shares or any other outstanding capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, (C) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company, except for acquisitions, or deemed acquisitions, of Shares or other equity securities of the Company in connection with (1) the satisfaction of Tax withholding obligations with respect to Company Options, SARs, Restricted Stock Awards, RSUs, or PSPUs outstanding on the date of this Agreement, (2) the payment of the exercise price of Company Options or SARs outstanding on the date of this Agreement with Shares (including in connection with “net exercises”) and (3) forfeitures of Company Options, SARs, Restricted Stock Awards, RSUs or PSPUs outstanding on the date of this Agreement, in the case of each of (1), (2) and (3), pursuant to their terms as in effect on the date of this Agreement, and except for acquisitions or deemed acquisitions of Shares or other equity securities of the Company or any of its wholly owned Subsidiaries by the Company or any of its wholly owned Subsidiaries, or (D) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company’s capital stock or other Rights of the Company or any of its Subsidiaries; provided that nothing contained herein shall prohibit dividends and distributions paid or made on a pro rata basis by direct or indirect Subsidiaries of the Company in the ordinary course consistent with past practice;

(vii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness, including any Indebtedness under the existing revolving credit facilities of the Company, in excess, in the aggregate, of $3,000,000 of letters of credit and $1,000,000 of all other Indebtedness. “Indebtedness” of any Person means (A) all indebtedness for borrowed money, (B) any other indebtedness which is evidenced by a note, bond, indenture, debenture or similar Contract, (C) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, other than trade payables incurred in the ordinary course of business, (D) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (E) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person, (F) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or financial covenants of others, for the purpose of assuring the holder of any obligation which would constitute Indebtedness under any other clause of this definition of such others, or to purchase any other Person’s Indebtedness of the type referred to in any other clause of this definition or any security therefor (excluding any such obligation or undertaking by the Company or any Subsidiary thereof in respect of Indebtedness of the Company or any Subsidiary thereof, to the extent (i) such Indebtedness is in existence on the date hereof or is permitted hereby and (ii) the terms of such Indebtedness require such obligation or undertaking), (G) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), and (H) reimbursement obligations under (i) letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person or (ii) surety, customs, reclamation or performance bonds other than, in the case of this clause (ii) those entered into in the ordinary course of business consistent with past practice.

(viii) (A) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Action against the Company or any of its Affiliates or its or their respective directors, officers, managers, employees or agents (including any Action relating to this Agreement, the Offer or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the release, assignment, compromise, payment, discharge, waiver, settlement or satisfaction of claims, liabilities or obligations incurred in the ordinary course of business consistent with past practice that involve amounts not to exceed (in excess of any third-party insurance proceeds actually received) $500,000 individually or $1,500,000 in the aggregate that (x) do not require any actions or impose any restrictions on the business or operations of the Company or any of its Subsidiaries or impose any other injunctive or equitable relief, (y) provide for the complete release of the Company and its Subsidiaries of all claims being settled, and (z) do not provide for any admission of liability by the Company or any of its Subsidiaries or (B) waive any claims of substantial value; provided that any Action relating to this Agreement, the Offer or the Merger shall be settled only in accordance with the provisions of Section 4.16;

(ix) make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures not in excess of, for 2015, 105% of the annual budgeted capital expenditure amounts set forth in the Company’s existing capital budget and, for 2016, 105% of the annual budgeted capital expenditure amounts set forth in the management presentation previously provided to Parent, in each case, a true and correct copy of which has been made available by the Company to Parent prior to the date of this Agreement; provided, however, that if the

Company shall have asked Parent for a waiver of this Section 4.1(ix) and Parent shall have not responded affirmatively or negatively within two Business Days of such request, then the Company and its Subsidiaries shall be permitted to make emergency capital expenditures of up to $5,000,000 in the aggregate that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the ordinary course;

(x) make any material changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or a Governmental Entity;

(xi) (A) enter into any Contract which would have been a Company Material Contract if entered into prior to the date hereof, (B) amend or terminate any Company Material Contract in any material respect, or (C) waive or grant any release or relinquishment of any material rights under, or renew, any such Company Material Contract, in each case, except for such actions with respect to Customer Contracts, which actions are in the ordinary course of business consistent with past practice and are not otherwise in violation of Section 4.1 (and it being understood and agreed that if an action is expressly permitted pursuant an exception to another clause of this Section 4.1, the entry into a Contract to take such action will not be prohibited by this clause (xi));

(xii) make, change or revoke any material Tax election; settle or compromise any audit or proceeding relating to a material Tax liability or refund; enter into any closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law); agree to any material adjustment of any Tax attribute; change any method of Tax accounting or Tax period; execute or consent to any waivers extending the statutory period of limitations with respect to any material Tax Return; file any material amended Tax Return; or request any Tax ruling;

(xiii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, fail to renew, or allow to lapse or expire or otherwise dispose of (or agree to do, or grant any options, or rights of first refusal, first offer or first negotiation with respect to, any of the foregoing) any assets or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries (collectively, “Company Transfers”), other than (A) equipment, inventory, supplies and other assets in the ordinary course of business consistent with past practice and other than Company Transfers of property and/or assets at not less than fair market value for consideration not greater than $500,000 individually and $1,500,000 in the aggregate or as required pursuant to existing Company Material Contracts and (B) the mortgage, pledge or encumbrance of assets in connection with financing arrangements not restricted under this Agreement, to the extent such mortgage, pledge or encumbrance is required by the terms thereof;

(xiv) except as required by applicable Law or by the terms of a Benefit Plan set forth on Section 3.1(h)(i) of the Company Disclosure Letter, (A) grant or provide any severance or termination payments or benefits to any director, officer, independent contractor or employee of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice for any Company Employee below the level of vice president, (B) increase or agree to increase the compensation or employee benefits of, or make any new equity awards to, any such individual, except for increases in base salary, annual target incentive compensation (excluding equity-based compensation) or employee benefits in the ordinary course of business consistent with past practice in connection with the promotion of any Company Employee below the level of vice president; (C) establish, adopt, terminate, accelerate benefits under or materially amend any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect on the date hereof) or any collective bargaining agreement; or (D) hire or terminate the employment (other than for cause) of any vice president-level employee or above of the Company or any of its Subsidiaries;

(xv) terminate or permit to lapse without replacing such policy with comparable coverage, or amend or cancel any material insurance policy in any manner materially adverse to Parent or to the Company and its Subsidiaries, taken as a whole; and

(xvi) agree, authorize or commit to do any of the foregoing, or authorize, recommend or announce an intention to do any of the foregoing.

4.2 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 4.2, the Company shall and shall cause each of its Affiliates and its Representatives to: (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and promptly (but in any event within one (1) business day) after the date of this Agreement, if not already done so prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with the Company that has not expired or been terminated in connection with any actual or potential Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) other than informing Persons of the provisions contained in this Section 4.2, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal, or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 4.2 (and in such case only in accordance with the terms hereof), (i) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its Subsidiaries is a party and (ii) the

Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions.

(b) Notwithstanding anything to the contrary contained in Section 4.2(a) or any other provisions of this Agreement, if at any time from and after the date of this Agreement and prior to the Acceptance Time, the Company receives a bona fide, unsolicited written Acquisition Proposal from any Person, under circumstances not involving any breach of this Section 4.2, if the Company Board determines in good faith, (x) after consultation with outside financial advisors and based on the advice of outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (y) after consultation with outside counsel, in light of such Acquisition Proposal, the failure to take such action would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law, then the Company may, directly or indirectly through its Representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person who has made such Acquisition Proposal; provided that the Company shall not provide any non-public information concerning the Company or any of its Subsidiaries to such Person unless such non-public information has been previously provided to, or is substantially simultaneously provided to, Parent and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal and such Person’s Representatives. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement, dated July 28, 2015, between the Company and Parent (the “Confidentiality Agreement”) (including standstill restrictions), provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 4.2.

(c) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent (which notice shall be provided orally and in writing and shall identify the Person making the Acquisition Proposal and set forth in reasonable detail the material terms thereof) after receipt of any Acquisition Proposal, and shall promptly (and in no event later than twenty-four (24) hours after receipt) provide copies to Parent of any written proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal. Without limiting the foregoing, the Company shall keep Parent informed of any material developments regarding any Acquisition Proposal (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent copies of any additional or revised written proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal) on a reasonably prompt basis (and in any event within twenty-four (24) hours) and upon the request of Parent shall apprise Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 4.2.

(d) Except as expressly permitted by this Section 4.2(d), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Schedule 14D-9 or any amendment thereof, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes an Acquisition Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change and that a statement that the Company Board recommends against acceptance of such tender or exchange offer but, in accordance with this Section 4.2, is engaging in discussions or negotiations with the Person making such tender or exchange offer, shall not be deemed to be a Company Adverse Recommendation Change so long as such statement also expressly and concurrently reaffirms the Company Recommendation) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company an Acquisition Proposal, or (E) fail to publicly recommend against an Acquisition Proposal and reaffirm the Company Recommendation within ten (10) business days of the request of Parent (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.2(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may (x) make a Company Adverse Recommendation Change and/or (y) terminate this Agreement pursuant to Section 6.3(a), if, after receiving such bona fide, unsolicited Acquisition Proposal, the Company Board has determined in good faith, (I) after consultation with its outside legal counsel, that in light of such Acquisition Proposal, the failure to so make a Company Adverse Recommendation Change would reasonably be expected to result in a violation of the Company Board’s fiduciary duties, and (II) after consultation with outside financial advisors and outside legal counsel, such Acquisition Proposal constitutes a Superior Proposal; provided, however, that, prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent at least five (5) business days’ prior written notice of its intention to take such action (which notice shall include a copy of the Superior Proposal and a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto) (it being agreed that neither the delivery of such a notice nor any public announcement thereof, which announcement the Company has determined in good faith after consultation with its outside legal counsel it is required to make under Law shall constitute a Company Adverse Recommendation Change so long as such public announcement also expressly and concurrently reaffirms the Company Recommendation), (2) to the extent requested by Parent, the Company and its respective officers and directors have negotiated, and the Company has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior

Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect, and (4) in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence, during which time the Company shall be required to comply with the requirements of this Section 4.2(d) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that the Company has complied in all material respect with its obligations under this Section 4.2.

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (“Intervening Event Recommendation Change”), if, in response to an Intervening Event, the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to make such Intervening Event Recommendation Change would reasonably be expected to result in constitute a violation of the Company Board’s fiduciary duties under applicable Law and, in such event, shall not be obligated to include the Company Recommendation in the Schedule 14D-9; provided, however, that such action shall not be in response to an Acquisition Proposal or a Superior Proposal (which is addressed under Section 4.2(d)) and prior to taking such action, (i) the Company Board has given Parent at least five (5) business days’ prior written notice of its intention to make such Intervening Event Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Intervening Event Recommendation Change (it being agreed that neither the delivery of such a notice nor any public announcement thereof that the Company has determined in good faith after consultation with its outside legal counsel it is required to make under Law shall constitute an Intervening Adverse Recommendation Change so long as such public announcement also expressly and concurrently reaffirms the Company Recommendation), (ii) the Company and its directors and officers have negotiated, and has it has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for making such Intervening Event Recommendation Change, and (iii) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its outside legal counsel, that failure to make an Intervening Event Recommendation Change would nevertheless constitute a violation of the Company Board’s fiduciary duties under applicable Law if the revisions proposed were to be given effect (provided that any change to the material facts and circumstances relating to such Intervening Event shall not require a new notice and shall not require such party to further comply with the requirements of this Section 4.2(e), including clauses (i) through (iii) above of this proviso).

(f) Nothing contained in this Section 4.2 or in Section 4.7 shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Company Board’s determination in good faith based on the advice of outside counsel, the failure to so disclose would constitute a violation of the Company Board’s fiduciary duties under applicable Law or its obligations under applicable federal securities Law; provided that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

(g) For purposes of this Agreement, “Acquisition Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 15% or more of the outstanding Shares or other securities of the Company representing 15% or more of the total voting power of the Company, or (iii) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture or partnership, representing 15% or more of the consolidated total assets (including equity securities of its Subsidiaries), revenues or net income of the Company, in each case, other than the Transactions.

(h) For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Shares or more than 80% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to this Agreement proposed by Parent in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein, the form of consideration offered and the Person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, and (iv) the definitive documentation in respect of which does not contain any due diligence or financing condition.

(i) For purposes of this Agreement, “Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Company Board, on the execution and delivery of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Company Board before the Acceptance Time; provided that (i) in no event shall any action taken by either party pursuant to and in compliance with the covenants set forth in this Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, Parent or any of its Subsidiaries constitute an Intervening Event unless such event, development, occurrence, state of facts or change has had or would be reasonably likely to have a Parent Material Adverse Effect, and (iii) in no event shall the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

4.3 14d-10 Matters. Notwithstanding anything herein to the contrary, the Company shall not, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NYSE rules and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided that nothing in this Section 4.3 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

4.4 Cooperation; Reasonable Best Efforts.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Merger or any of the other Transactions. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions (including the Offer Documents and Schedule 14d-9). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b) Antitrust.

(i) Notwithstanding anything in this Agreement to the contrary: (A) the Company and Parent will each make their respective filings under the HSR Act within ten (10) business days of the execution of this Agreement; and (B) the Company and Parent shall make any applicable foreign antitrust or competition Law filings as promptly as practicable. In connection with the Transactions, Parent and the Company shall as promptly as practicable comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities with jurisdiction over enforcement of the HSR Act, any other applicable antitrust Law of the United States, or any other applicable antitrust, competition or similar Laws of any foreign jurisdiction (“Government Antitrust Entity”). Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith with any Governmental Antitrust Entities and Parent and the Company shall each use its reasonable best efforts to undertake promptly any and all action required to complete the Transactions expeditiously and lawfully; provided that nothing herein shall require Parent or any of its Subsidiaries to (v) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (w) terminate existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (x) terminate any venture or other arrangement; (y) create any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; or (z) effectuate any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with any Governmental Antitrust Entity in connection with any of the foregoing), in each case, if such actions described in clauses (v) through (z) would, individually or in the aggregate, be reasonably expected to materially reduce, impair or eliminate the benefits or advantages that Parent expects to derive from the transactions contemplated hereby. Subject to the foregoing, if a suit or other Action is threatened or instituted by any Governmental Antitrust Entity or any other entity challenging the validity or legality or seeking to restrain the consummation of the Transactions under the antitrust Laws of the United States or any other antitrust, competition or similar Laws of any foreign jurisdiction, Parent and Merger Sub shall use their reasonable best efforts to avoid, resist, resolve or, if necessary, defend such suit or action and shall afford the Company a reasonable opportunity to participate therein; provided that Parent shall not be required to take any of the actions described in clauses (v) through (z) of the preceding sentence to avoid, resist, resolve or defend such suit or Action, if such actions would, individually or in the aggregate, be reasonably expected to materially reduce, impair or eliminate the benefits or advantages that Parent expects to derive from the transactions contemplated hereby. Parent and the Company each shall diligently assist and cooperate with the other party in preparing and filing any and all written communications that are to be submitted to any Governmental Antitrust Entities in connection with the Transactions and in obtaining any governmental or third-party consents, waivers, authorizations or approvals which may be required to be obtained in connection with the Transactions, which assistance and cooperation shall include: (A) timely furnishing to the other party all information that counsel to the other party reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval; (B) promptly providing the other party with copies of all written communications to or from any Governmental Antitrust Entity relating to the HSR Act, any other applicable antitrust Laws of the United States, or any other applicable antitrust, competition or similar Laws of any foreign jurisdiction; provided that such copies may be redacted to remove references concerning the valuation of the Company, as necessary to address legal privilege or confidentiality concerns, or to comply with contractual arrangement or applicable Law; and provided, further, that portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”; (C) keeping the other party reasonably informed of any communication received from, or given to any Governmental Antitrust Entity in connection with any proceeding related to the HSR Act, any other applicable antitrust Laws of the United States, or any other applicable antitrust, competition or similar Laws of any foreign jurisdiction, in each case regarding the Offer or the Merger; and (D) permitting the other party to review and incorporate the other party’s reasonable comments in any communication given by it to any Governmental Antitrust Entity or in connection with any proceeding related to the HSR Act, any other applicable antitrust Laws of the United States, or any other applicable antitrust, competition or similar Laws of any foreign jurisdiction, in each case regarding Offer and the Merger. Neither Parent nor Merger Sub, on one hand, nor the Company, on the other hand, shall initiate, or agree to participate in any meeting, telephone call or discussion with any Governmental Antitrust Entity with respect to any filings, applications, investigation, or other inquiry regarding Offer or the Merger or filings under the HSR Act or any other applicable antitrust, competition or similar Laws of any foreign jurisdiction without giving the other party reasonable prior notice of the meeting or discussion and, to the extent permitted by such Governmental Antitrust Entity, the opportunity to attend and participate in such meeting, telephone call or discussion.

(ii) Parent shall pay the applicable fees pursuant to the HSR Act and any other applicable antitrust, competition or similar Laws of any foreign jurisdictions. Both Company and Parent shall request early termination of any applicable waiting period under the HSR Act and, if applicable, shall request early termination of any waiting period under any applicable foreign antitrust, competition or similar Law.

(c) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Offering Documents or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(d) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e) Nothing in this Section 4.4 shall prohibit or limit the ability of the Company to take the actions contemplated by Section 4.2. This Section 4.4 shall not govern the obligations of the parties with respect to any Financing, which shall be governed by Section 4.13.

4.5 Access and Reports. Subject to applicable Law, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives full and complete access throughout the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms to its employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that the foregoing shall not require the Company to (i) permit any inspection, or to disclose any information that would result in the disclosure of any trade secrets of third parties or (ii) disclose (A) any privileged information of the Company or any of its Subsidiaries, (B) any information that is competitively sensitive or (C) any information that would violate Law. All requests for information made pursuant to this Section 4.5 shall be directed to the executive officer of or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

4.6 NYSE De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

4.7 Publicity. The initial press release regarding Offer and the Merger shall be a joint press release in a form as agreed to by the parties. Thereafter (a) the Company shall not, without the consent of Parent, make any press releases or other public communications (including with respect to this Agreement, the Transactions or the financial performance of the Company and its Subsidiaries) except (i) as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Company will, to the extent not prohibited by Law, prior to making such release or announcement, provide a copy of such release or announcement to Parent and consult with Parent regarding the contents thereof or (ii) releases, communications or statements regarding the

Company’s and its Subsidiaries’ products and services, which releases, communications and statements are in the ordinary course of business and consistent with past practice and (b) Parent shall consult with the Company regarding any press releases or other public announcements with respect to this Agreement and the Transactions, except as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity or statements substantially consistent with past statements made in accordance with this Section 4.7. Notwithstanding the foregoing, (A) nothing in this Section 4.7 shall limit the Company’s or the Company Board’s rights under Section 4.2, (B) the Company will no longer be required to consult with Parent in connection with any such press release or public statement regarding a Company Adverse Recommendation Change or Intervening Event Recommendation Change if the Company Board shall so have effected or shall have resolved to do so, and (C) the requirements of this Section 4.7 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the Transactions in connection with any dispute between the parties regarding this Agreement or the Transactions.

4.8 Employee Benefits. (a) Parent agrees that, from and after the Effective Time and until the one-year anniversary of the Effective Time, Parent will cause the Company or the Surviving Corporation, as applicable, to provide the Company Employees who remain employed by the Company and its Affiliates following the Effective Time (the “Continuing Employees”) (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time and (ii) incentive compensation opportunities (excluding equity-based incentive compensation opportunities) and employee benefits that are substantially similar, in the aggregate, to those provided to similarly situated employees of Parent, in each case, as determined in the sole discretion of Parent. Until such time as Parent shall cause the Continuing Employees to participate in the applicable compensation and employee benefit plans maintained by Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”), the continued participation of the Continuing Employees in the Benefit Plans shall be deemed to satisfy the requirements of Section 4.8(a)(ii) (it being understood that participation in Parent Benefit Plans may commence at different times with respect to each of the Parent Benefit Plans).

(b) With respect to any Parent Benefit Plans in which the Continuing Employees or their respective beneficiaries and dependents are otherwise eligible to participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to take commercially reasonable efforts to (i) recognize all service of such Continuing Employees with the Company or any of its Subsidiaries, as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to benefits where length of service is relevant, other than benefit accruals under a defined benefit pension plan or as would result in a duplication of benefits, (ii) waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements to the extent such conditions were waived or satisfied under similar Benefit Plans immediately prior to the Effective Time, and (iii) provide credit for any co-payments and deductibles incurred prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such Parent Benefit Plans that may apply as of or following the Effective Time for the year in which the Effective Time occurs.

(c) From and after the Effective Time, the Company or the Surviving Corporation, as applicable, will, and Parent will cause the Company or the Surviving Corporation, as applicable, to, honor, in accordance with their terms, all employment, severance, income continuity and change of control programs, plans or agreements between the Company and the Continuing Employees including bonuses, incentives, severance payments or deferred compensation in existence on the date hereof; provided that the foregoing shall not prohibit Parent, the Company or the Surviving Corporation from amending, suspending or terminating any such arrangements in accordance with their terms.

(d) If requested by Parent in writing at least ten (10) business days prior to the Effective Time, the Company shall cause any Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Parent maintains a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Parent 401(k) Plan”) Parent shall permit each Continuing Employee who is then actively employed and participating in the Company 401(k) Plan to elect, and Parent agrees to cause the Parent 401(k) Plan to accept, a “direct rollover” of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, promissory notes (in the case of outstanding loans) or a combination thereof in an amount equal to the full account balance (including earnings thereon) distributed to such Continuing Employee from the Company 401(k) Plan. Each Continuing Employee shall be eligible to participate in the Parent 401(k) Plan as of the Closing Date.

(e) No later than twenty (20) calendar days following the execution of this Agreement, the Company shall make available to Parent true and correct copies of each material Non-U.S. Benefit Plan, the most recent summary plan description, and the most recent actuarial valuation report, in each case, to the extent applicable.

(f) All provisions contained in this Section 4.8 are included for the sole benefit of the respective parties to this Agreement, and shall not create (A) any third-party beneficiary or other rights in any Company Employee or Continuing Employee, or their respective legal representatives or beneficiaries, or any other Person or (B) any right to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation. Nothing contained in this Section 4.8 is intended to be or shall be considered to be an amendment or adoption of any Plan, program, Contract, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Surviving Corporation nor shall it interfere with Parent’s, the Surviving Corporation’s or any of the Surviving Corporation’s Subsidiaries’ right to amend, suspend, modify or terminate any Benefit Plan or Parent Benefit Plan, or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

4.9 Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent in connection with the transactions contemplated in Article II, and Parent shall reimburse the Surviving Corporation for such charges and expenses. Except as otherwise provided in Section 4.4(b)(i), Section 4.10(b) and Section 6.5, whether or not Offer and the Merger are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.

4.10 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Laws, each present and former director, officer or employee of the Company and its Subsidiaries (collectively, the “Indemnified Parties,” and individually, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer, employee or agent of the Company or its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the Transactions. Each of Parent and the Surviving Corporation shall also pay expenses (including attorney’s fees) incurred by an Indemnified Party in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted under applicable Laws, provided that the Person to whom expenses are advanced provides, to the extent required by applicable Laws, an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall, and if the Company fails to do so, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of (i) the Side A and Side B coverage parts (directors’ and officers’ liability) of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six (6)-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 4.10.

(d) The provisions of this Section 4.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations under this Section 4.10. The obligations under this Section 4.10 shall not be terminated or modified without the consent of such affected Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 4.10 shall be in addition to any rights such Indemnified Parties may have under the Charter or Bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. Parent, Merger Sub and the Surviving Corporation hereby agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of an Indemnified Party as provided in the Charter or Bylaws of the Company or of any of its Subsidiaries, in each case as of the date hereof, shall remain in full force and effect for a six (6)-year period beginning at the Effective Time.

4.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent, Merger Sub, the Company and the members of their respective boards of directors shall, to the fullest extent practicable, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

4.12 Parent Vote. Immediately after execution of this Agreement by the parties hereto, Parent will cause a written consent to be executed by all of the record holders of the stock of Merger Sub to adopt and approve this Agreement in accordance with the applicable provisions of the DGCL and shall promptly deliver such consent to the Company.

4.13 Financing Cooperation.

(a) Prior to and at the Effective Time, the Company shall, shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective Representatives to, provide such reasonable cooperation in connection with any debt and/or equity financing by Parent or any of its Affiliates in connection with the Transactions (the “Financing”) as may be reasonably requested by Parent or its Representatives, including using commercially reasonable efforts to (i) promptly provide financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and is reasonably necessary in order to consummate the Financing, including (A)(1) audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the three (3) fiscal years of the Company ended at least ninety (90) days prior to the Closing Date and income statements and statements of stockholders’ equity and cash flows for each of the three (3) fiscal years of the Company ended at least ninety (90) days prior to the Closing Date and an unqualified audit report relating thereto, (2) unaudited consolidated financial statements of the Company consisting of balance sheets and income statements and statements of cash flows as of the last day of and for the most recently completed fiscal quarter ended at least forty-five (45) days before the Closing Date, or, in the case of the statement of cash flows, for the period from the beginning of the most recently completed fiscal year ended at least ninety (90) days before the Closing Date to the last day of the most recently completed fiscal quarter ended at least forty-five (45) days before the Closing Date (all of which shall have been reviewed by the independent accountants for the Company (as applicable) as provided in the Statement on Auditing Standards No. 100), in each case other than with respect to any quarter-end that is also a fiscal year-end, and (3) all financial information about the Company that is reasonably requested by Parent in writing and required in order to prepare (I) a pro forma consolidated statement of income of Parent and its Subsidiaries for the most recently completed fiscal year ended at least ninety (90) days before the Closing Date, (II) (X) a pro forma consolidated balance sheet of Parent and its Subsidiaries as of the last day of the most recently completed fiscal quarter ended at least forty-five (45) days before the Closing Date and (Y) a pro forma consolidated statement of income of Parent and its Subsidiaries for the period from the beginning of the most recently completed fiscal year ended at least ninety (90) days before the Closing Date to the last day of the most recently completed fiscal quarter ended at least forty-five (45) days before the Closing Date, together with, in the case of this clause (Y), a corresponding statement for the corresponding period of the prior year, and (III) a pro forma consolidated income statement for the twelve (12)-month period ended on the last day of the most recently completed fiscal quarter ended at least forty-five (45) days before the Closing Date, or, if the most recently completed fiscal period is the end of a fiscal year, ended at least ninety (90) days before the Closing Date, in each case prepared after giving effect to the transactions described herein as if they had occurred as of such date (in the case of each such balance sheet) or at the beginning of such period (in the case of each such statement of income) and, in each case, meeting the requirements of Regulation S-X and (B) to the extent not already provided under clause (A), all financial statements and other financial data relating to the Company and its Subsidiaries that is reasonably requested in writing by Parent to be included in a complete printed preliminary prospectus or preliminary offering memorandum or preliminary private placement memorandum suitable for use in a customary road show for offerings of debt or equity securities by issuers similar to Parent (or any Affiliate thereof) which contains all financial statements and other financial data required to be included therein (including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accountants as provided in Statement on Auditing Standards No. 100) and all appropriate pro forma financial statements prepared in accordance with, or reconciled to, generally accepted accounting principles in the United States and prepared in accordance with Regulation S-X under the Securities Act of 1933, as amended, as if any such securities constituting a portion of the Financing were registered, unless otherwise agreed), and all other data requested (including selected financial data) that the Securities and Exchange Commission would require in a registered offering of debt or equity securities issued by Parent or any Affiliate thereof, and that would be necessary in order to receive customary “comfort” (including “negative assurance” comfort) from independent accountants of Parent and the Company in connection with the offering of such securities (and the Company shall arrange the delivery of such comfort with respect to such information) (all such information specified in clause (A) or clause (B), the “Required Information”); (ii) provide direct contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s or any of its Affiliate’s auditors in connection with, the Financing at reasonable times and locations as mutually agreed; (iii) assist reasonably with the preparation of offering materials, marketing materials and presentations (including a confidential offering memorandum); (iv) obtain the cooperation and assistance of counsel and accountants to the Company and its Subsidiaries in providing customary comfort letters, local counsel opinions and other services (it being understood and agreed that all legal opinions shall be provided by counsel to Parent or by local counsel to Parent or the Company, to the extent local counsel to the Company are willing to so provide such opinions); (v) permit the reasonable use by Parent and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Financing (subject to advance review of and consultation with respect to such use; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the business of the Subsidiaries or Affiliates or their marks); (vi) participate in a reasonable number of meetings (including meetings with lenders), road shows, due diligence sessions, drafting sessions and sessions with ratings agencies (including the participation in such meetings of the Company’s senior management); (vii) assist in procuring any necessary rating agency ratings or approvals; (viii) at Parent’s request, use commercially reasonable efforts to ensure that any syndication efforts with respect to such Financing benefit from the Company’s and its Subsidiaries’ existing lending relationships; (ix) facilitate the execution and delivery of definitive financing, pledge, security and guarantee documents and the provision of guarantees and security and the performance of the other obligations thereunder (which documents shall only be required to become effective, as to the Company and its Subsidiaries, as of the Closing Date), (x) execute and deliver customary certificates (other than with respect to solvency matters), or other documents and instruments relating to the Financing as may be reasonably requested by Parent as necessary or customary in connection with the Financing (including taking all corporate, limited liability company, partnership or other similar actions necessary to authorize such Financing), in each case effective as of the Closing; (xi) cooperate with due diligence efforts of Parent and its Affiliates and its and their financing sources, including by cooperating with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such persons in respect of accounts receivable, inventory and other applicable assets, (xii) assist, and use commercially reasonable efforts to cause their accountants to assist, Parent in the preparation of pro forma financial statements and (xiii) deliver to Parent, at least five (5) business days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case to the extent requested by Parent from the Company in writing at least nine (9) business days prior to the Closing Date; provided that no obligations of the Company or any of its Subsidiaries under any certificate, document or instrument delivered by the Company or any of its Subsidiaries pursuant to this Section 4.13(a) (other than customary authorization or representation letters with respect to information regarding the Company and its Subsidiaries and their securities) shall be effective until the Effective Time. Notwithstanding anything to the contrary contained in the Confidentiality

Agreement or herein, Parent and its Subsidiaries and their Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with any Financing, subject to customary confidentiality arrangements.

(b) The Company shall and shall cause its Subsidiaries to use reasonable best efforts to (i) at and conditioned upon the occurrence of the Closing deliver all notices and take all other actions required to facilitate the termination of commitments under the Credit Agreement, dated as of November 4, 2010 among the Company, as borrower, the banks from time to time party thereto and PNC Bank, National Association, as agent, as amended from time to time (the “Subject Indebtedness”), the repayment in full (or in the case of letters of credit, replacement or cash collateralization) of all obligations then outstanding thereunder and the release of all Liens in connection therewith on the Closing Date and (ii) deliver to Parent not later than two (2) business days prior to the Effective Time a customary payoff letter in respect of the Subject Indebtedness from all financial institutions and other persons (or the agents or trustees authorized to act on behalf thereof) parties to the Subject Indebtedness, together with appropriate executed lien release documentation, which payoff letter shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of the Company or any of its Subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then-outstanding letters of credit or similar Indebtedness. Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub acknowledge and agree that the delivery of the payoff letter pursuant to this paragraph by the Company to Parent shall not be a condition to the Closing and the Offer and the Closing are not conditioned upon Parent receiving such payoff letter. In addition, the Company and its Subsidiaries shall use reasonable bests efforts to provide customary assistance in connection with any offers to purchase and/or consent solicitations made (any such offer or consent solicitation, a “Debt Offer”), in Parent’s discretion, by or on behalf of Parent, on terms determined by Parent in respect of the Company’s 7.25% Senior Notes due 2018 or 6.70% Senior Debentures due 2034 (collectively, the “Debt Securities”), provided that the closing of any Debt Offer shall be conditioned upon the Closing, and any proposed amendments to the Debt Securities pursuant to the Debt Offer shall become effective no earlier than the Closing Date (though documentation implementing such amendments on a conditional basis may become effective prior to the Closing Date), which assistance shall include execution and delivery of any certificates to trustees and supplemental indentures provided, further; such assistance is limited to any Debt Offer of the Debt Securities solely to the extent that any such consent solicitation or offer is (i) managed by and paid for by Parent and (ii) not prohibited by Applicable Laws. Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub acknowledge and agree that no Debt Offer contemplated by this paragraph shall be a condition to the Closing and the Offer and the Closing are not conditioned upon any such Debt Offer.

(c) Notwithstanding anything in this Agreement to the contrary, in fulfilling its obligations pursuant to Sections 4.13(a) and (b), (i) none of the Company, its Subsidiaries or its Representatives shall be required to (A) pay any commitment or other fee or otherwise bear any cost or expense or make any other payment (other than reasonable out-of-pocket costs and expenses required to be reimbursed by Parent and Merger Sub) or incur any other liability in connection with the Financing or any Debt Offer prior to the Effective Time (other than non-contractual liabilities indemnified by Parent pursuant to this paragraph (c) and other than reasonable out-of-pocket costs and expenses required to be reimbursed by Parent and Merger Sub), (B) provide any indemnity, guarantee, pledge or security in connection with the Financing prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (iii) none of the Company or its Subsidiaries or its Representatives shall be required to pass resolutions or consents or approve or authorize the execution of the Financing or the definitive financing agreement or deliver any certificates in connection therewith, provided that the Company and its Subsidiaries and Representatives shall cooperate with Parent to replace any officers and directors of the Company and its Subsidiaries who will not be employed thereby immediately after Closing with Persons designated by Parent and to add any officers and directors designated by Parent, such replacements and additions to become effective immediately at Closing, (iv) prior to the Closing, none of the Company, its Subsidiaries or its Representatives shall be required to execute any agreements or certificates in connection with the Financing, (v) without limiting their obligations under Section 4.13(a)(i) and 4.13(a)(xii) above, none of the Company, its Subsidiaries or Representatives shall be responsible for any adjustments to any pro forma financial information required to be provided in accordance with the Commitment Letter or otherwise related to or used or prepared in connection with any Financing, and (vi) Parent shall, promptly upon request by the Company, reimburse the Company or cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing and/or any Debt Offer (other than to the extent (x) related to information provided by the Company, its Subsidiaries or their respective Representatives or (y) arising from the bad faith, willful misconduct or gross negligence of the Company, its Subsidiaries or any of their respective Representatives).

(d) Parent shall use its reasonable best efforts to obtain the Financing (or in the event any portion or all of the Financing becomes unavailable or otherwise undesirable, alternative debt or equity financing ((i) in an amount sufficient, together with the remaining Financing, if any, and any other sources available to Parent and Company, to fund the payment of the cash consideration under this Agreement (including the Per Share Merger Consideration payable hereunder) and the repayment of the Subject Indebtedness) from the same or other sources and (ii) with conditions not more onerous than those in the Commitment Letter) as and to the extent (but only to the extent) required to consummate the transactions contemplated by this Agreement and to pay the related fees and expenses on the Closing Date. Parent shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or replacement thereof). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (i) upon becoming aware of any material breach or default by any party to the Financing Commitment or definitive agreements related to the Financing and (ii) of the receipt of any notice or other communication from any Person party to any definitive document or commitment letter relating to the Financing with respect to any material breach of Parent or any of its Affiliates of its obligations under any such document or letter or default, termination or repudiation by any party to any such document or letter. Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that the Offer and the Closing are not conditioned upon Parent obtaining any financing.

(e) For purposes of this Agreement, the “Marketing Period” means the first period of ten (10) consecutive business days throughout and at the end of which (i) Parent shall have the Required Information; provided that, if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with the foregoing requirements unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within four (4) business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered); (ii) the conditions set forth in Section 5.1(b) and in Annex A have been satisfied (other than clause (a) and clause (c)(vi) of Annex A and those conditions that by their terms are to be satisfied at the Closing) and no condition exists that would cause any of the conditions set forth in Section 5.1(b) and Annex A to fail to be satisfied assuming the Closing was to be scheduled for any time during such ten (10) consecutive business day period; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) KPMG LLP shall have withdrawn its audit opinion with respect to the applicable Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the applicable Required Information by KPMG LLP, another “big four” accounting firm or another independent public accounting firm acceptable to Parent, (B) the financial statements included in the Required Information that is reasonably available to Parent on the first day of any such ten (10) consecutive business day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such ten (10) consecutive business day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such ten (10) consecutive business day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new ten (10) consecutive business day period, or (C) the Company determines to restate its historical financial statements that are included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant financial statement has been amended or the Company has indicated that it has concluded that no restatement shall be required in accordance with GAAP; provided, however, that the Marketing Period shall end on any earlier date that is the date on which Parent or Merger Sub actually receives cash or proceeds of the Financing in an amount equal to at least an amount sufficient to fund the payment of the cash consideration under this Agreement (including the Per Share Merger Consideration payable hereunder) and the repayment of the Subject Indebtedness and to pay the related fees and expenses on the Closing Date. Notwithstanding anything to the contrary herein, if the Marketing Period has not ended prior to December 18, 2015, it shall be deemed not to have commenced until after January 4, 2016; provided that such period shall not consider

November 25, 2015 through November 27, 2015 as business days (it being understood that any period including such dates shall be deemed consecutive for purposes of the foregoing). Notwithstanding anything to the contrary herein, if the Marketing Period has not ended prior to February 12, 2016, it shall be deemed not to have commenced until the provision of audited financial statements of the Company for the fiscal year ended December 31, 2015 have been delivered.

4.14 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any Action against the Company and/or its directors or officers relating to the Transactions and consult with Parent in connection with material strategic decisions relating to the defense or settlement of any such Action. Without limitation to Section 4.1, the Company agrees that it shall not settle or offer to settle any Action against the Company and/or any of its directors or officers relating to the Transactions, without the prior written consent of Parent, not to be unreasonably withheld.

4.15 Consultation; Control of Operations. Subject to compliance with applicable Law, from the date hereof until the Effective Time, the Company shall confer on a regular and frequent basis with Parent to report on the general status of ongoing operations; provided that nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

4.16 Section 16 Matters. Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent to take the actions contemplated by this Section 4.16, the Company and Parent each shall take all such steps as may be necessary or appropriate to ensure that any dispositions of Shares (including derivative securities related to such stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act.

4.17 Title Insurance. The Company and its Subsidiaries shall reasonably cooperate with Parent, at Parent’s cost and expense, and its title insurer in connection with the issuance of such title insurance as Parent may reasonably request in connection with any Company Owned Real Property and/or Company Leased Real Property, including executing and delivering such owner’s title affidavits, gap indemnities and other documentation as may be reasonably required by such title insurer in accordance with its customary practice.

ARTICLE V

Conditions

5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Purchase of Shares in the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Injunctions or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that shall be in effect that restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

ARTICLE VI

Termination

6.1 Termination by Mutual Consent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by mutual written consent of the Company and Parent by action of their respective boards of directors.

6.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by action of the board of directors of either Parent or the Company if:

(a) the Acceptance Time shall not have occurred on or before the date that is six (6) months from the date hereof (the “Outside Date”); provided that if, on the Outside Date, one or more of the Offer Conditions set forth in clause (b) or (c)(i) of Annex A (each to the extent relating to any antitrust Laws of the United States or any other antitrust, competition or similar Laws of any foreign jurisdiction) but all other conditions shall have been satisfied (other than clause (a) and clause (c)(vi) of Annex A and any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing), then either Parent or the Company, at its option, may extend the Outside Date to the date that is nine (9) months from the date hereof; provided that the right to terminate this Agreement pursuant to this Section 6.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur by such date.

(b) a permanent injunction or other Order which is final and non-appealable shall have been issued preventing or prohibiting consummation of the Offer or the Merger (whether before or after the Acceptance Time); provided, that the right to terminate this Agreement pursuant to this Section 6.2(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in or materially contributed to, such action or event; or

6.3 Termination by the Company. This Agreement may be terminated and Offer and the Merger may be abandoned by action of the Company Board if:

(a) at any time prior to the time the Acceptance Time, (i) the Company Board authorizes the Company, subject to complying in all material respects with Section 4.2 (other than with respect to Section 4.2(d), which the company shall have complied with in all respects), to enter into a definitive agreement with respect to a Superior Proposal; (ii) immediately prior to or concurrently with the termination of this Agreement the Company enters into a definitive agreement with respect to a Superior Proposal; and (iii) the Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee; or

(b) at any time prior to the time the Acceptance Time, there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) such breach or failure to be true would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement (including the Offer and the Merger) (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent or (y) the Outside Date (provided that the Company is not then in breach of any representation, warranty, covenant or agreement under this Agreement such that Parent would have the right to terminate this Agreement under Section 6.4(b)).

6.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a) at any time prior to the Acceptance Time, the Company Board shall have made a Company Adverse Recommendation Change or Intervening Event Recommendation Change; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) an Offer Condition set forth in clause (c) of Annex A would not be satisfied and (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company or (y) the Outside Date (provided that Parent or Merger Sub is not then in breach of any representation, warranty, covenant or agreement under this Agreement such that the Company would have the right to terminate this Agreement under Section 6.3(b)).

6.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Offer and the Merger pursuant to Section 6.1, Section 6.2, Section 6.3 or Section 6.4, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto, which the parties acknowledge and agree shall include any damages incurred by the Company’s stockholders, resulting from fraud or any willful and material breach of this Agreement and (ii) the provisions set forth in Section 4.9 (Expenses), the last sentence of Section 4.13(e) (Financing), this

Section 6.5, Article VII and the Confidentiality Agreement shall survive the termination of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken or inaction by the breaching party with the knowledge that the taking of such act or inaction would, or would reasonably be expected to, constitute or cause a breach of this Agreement, which breach is material. The parties acknowledge and agree that the failure of Parent and Merger Sub to consummate the Offer Closing or the Closing at the time contemplated by Section 1.1(b) or Section 1.4, as the case may be, shall be deemed to be a willful and material breach of this Agreement. Nothing shall impair the rights of the Company to obtain the relief set forth in Section 7.6 prior to any termination of this Agreement.

(b) If this Agreement is terminated (i) by the Company pursuant to the provisions of Section 6.3(a), (ii) by Parent pursuant to the provisions of Section 6.4(a), (iii) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and, at the time of such termination, Parent would have been permitted to terminate this Agreement pursuant to Section 6.4(a), or (iv) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and, in the case of this clause (iv), (x) in respect of a termination by the Company pursuant to the provisions of Section 6.2(a), Parent would have been entitled to terminate this Agreement pursuant to Section 6.2(a) at the time of such termination, (y) prior to such termination an Acquisition Proposal shall have been publicly announced, shall have become publicly known or otherwise made known to the Company Board and (z) at any time on or prior to the twelve (12) month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated (provided that solely for purposes of this clause, “50%” shall be substituted for “15%” in the definition of “Acquisition Proposal”) then, in each of cases (i), (ii), (iii) and (iv), the Company shall pay Parent the Termination Fee (less any amount previously paid by the Company to Parent pursuant to Section 6.5(d)), by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i) of this Section 6.5(b), prior to or concurrently with such termination, (2) in the case of clause (ii) of this Section 6.5(b), within two (2) business days after such termination, (3) in the case of clause (iii) of this Section 6.5(b), prior to or concurrently with such termination, and (4) in the case of clause (iv) of this Section 6.5(b), upon the earlier of entering into such definitive agreement with respect to an Acquisition Proposal or the consummation of the transactions contemplated by an Acquisition Proposal. “Termination Fee” shall mean a cash amount equal to $102,861,000. Each of the parties hereto acknowledges that the Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to the Termination Fee on more than one occasion, in no event shall Parent be entitled to receive both the full amount of the Termination Fee and any cash payment pursuant to Sections 6.5(c) or (d), and in no event shall Parent be entitled to both the cash payments pursuant to Sections 6.5(c) and (d).

(c) If this Agreement is terminated by Parent pursuant to Section 6.4(b), then the Company shall pay to Parent a cash amount equal to $54,137,000 in respect of the fees and expenses incurred by Parent or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of (i) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby and (ii) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing financing for the Per Share Merger Consideration or any of the other Transactions, and costs and expenses otherwise allocated to Parent pursuant to Section 4.10. The payment contemplated by this Section 6.5(c) shall not limit or relieve the Company of any liability or damages to Parent in respect of or arising out of a breach of this Agreement by the Company in excess of the payment contemplated by this Section 6.5(c).

(d) If the conditions to the Offer described in clauses (b), (c)(i) and (c)(ii) of Annex A have been satisfied and this Agreement is terminated by either Parent pursuant to Section 6.2(a) or the Company pursuant to Section 6.2(a) and Parent was entitled to terminate this Agreement pursuant to Section 6.2(a) and at the time of termination the Minimum Condition had not been satisfied, then the Company shall pay to Parent a cash amount equal to $5,000,000 in respect of the fees and expenses incurred by Parent or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of (i) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby and (ii) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing financing for the Offer Price and the Per Share Merger Consideration or any of the other Transactions, and costs and expenses otherwise allocated to Parent pursuant to Section 4.9.

(e) If this Agreement is terminated by the Company pursuant to Section 6.3(b), then Parent shall pay to the Company a cash amount equal to $54,137,000 in respect of the fees and expenses incurred by the Company or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby, and costs and expenses otherwise allocated to the Company pursuant to Section 4.9. The payment contemplated by this Section 6.5(d) shall not limit or relieve Parent or Merger Sub of any liability or damages to the Company in respect of or arising out of a breach of this Agreement by Parent or Merger Sub in excess of the payment contemplated by this Section 6.5(d).

(f) Each of the Company and Parent acknowledges that the agreements contained in Section 6.5(b)-(e) are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 6.5(b)-(e), then (i) the Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount and (ii) the Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VII

Miscellaneous

7.1 Survival. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 4.8 (Employee Benefits), 4.9 (Expenses), 4.10 (Indemnification; Directors’ and Officers’ Insurance) and 4.11 (Additional Matters) shall survive the consummation of Offer and the Merger. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Sections 4.9 (Expenses), 4.13 (Financing Cooperation) and 6.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of Offer and the Merger or the termination of this Agreement.

7.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided that Sections 7.5(c), the second sentence of Section 7.9 and Section 7.16 shall not be modified or amended without the consent of the Financing Sources party to the Financing Commitment.

7.3 Waiver of Conditions. Subject to Section 1.1(c), the conditions to each of the parties’ obligations to consummate the Offer and the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. Any such waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

7.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

7.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS

SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF. Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the Transactions, on behalf of itself or its property, in accordance with Section 7.7 or in such other manner as may be permitted by Law, of copies of such process to such party, and nothing in this Section 7.5 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if unavailable, the federal court in the State of Delaware, in connection with any dispute arising out of, in connection with or relating to this Agreement or the Transactions, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising out of, in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Delaware Court of Chancery or, if (and only if) such court lacks subject matter jurisdiction, any federal court in the State of Delaware, (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same, and (vi) agrees that it shall not bring any action arising out of, in connection with or relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final, non-appealable judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(b).

(c) Notwithstanding anything herein to the contrary, each of the parties hereto expressly agree (i) that it will not bring or support any action, whether in law or in equity, whether in contract or in tort or otherwise, against the financial institutions that have committed to provide or arrange or otherwise entered into agreements in connection with any Financing (including the Financing Commitment) and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective

Affiliates involved in any such financing, and their Affiliates’ respective officers, directors, employees, agents and representatives involved in any such financing and their respective successors and assigns (collectively, the “Financing Sources”) arising out of, or relating to, the transactions contemplated hereby, in each case, in any forum other than any state or federal court sitting in the Borough of Manhattan in the State of New York and any appellate court thereof, (ii) to waive and hereby waives any right to trial by jury in respect of any such action, and (iii) that any such action shall be governed by, and construed in accordance with, the laws of the state of New York, without regard to the conflicts of law rules of such state that would result in the application of the laws of any other state.

7.6 Specific Performance. The parties acknowledge and agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or in the event of any actual or threatened breach of this Agreement, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Article VI, the parties (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 7.9) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof and any other agreement or instrument executed in connection herewith. The parties hereby further acknowledge and agree that such relief shall include (x) the right of the Company to cause Parent and Merger Sub to consummate the Transactions, in each case, if each of the conditions set forth in Section 5.1 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and (y) the right of Parent and Merger Sub to cause the Company to consummate the Transactions if each of the conditions set forth in Section 5.1 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The parties further agree that (a) by seeking the remedies provided for in this Section 7.6, a party shall not in any respect waive its right to seek any other form of relief, at law or in equity, that may be available to a party under this Agreement, including monetary damages in the event that this Agreement is terminated or in the event that the remedies provided for in this Section 7.6 are not available or otherwise are not granted and (b) nothing contained in this Section 7.6 shall require any party to institute any action or proceeding for (or limit any party’s right to institute any action or proceeding for) specific performance under this Section 7.6 before exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any action or proceeding pursuant to this Section 7.6 or anything contained in this Section 7.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and/or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereby acknowledges and agrees (i) that it hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief and (ii) that the prevailing party in any such action or proceeding shall be entitled to reimbursement of all costs and expenses associated with seeking such relief, including all attorneys’ fees. If on the date of any termination of this Agreement, there is a pending Action that has been brought by a party hereto seeking the remedies provided for in this Section 7.6, then, without further action, such termination date shall be automatically extended until the date that is five (5) business days after the dismissal, settlement or entry of final order with respect to such Action.

7.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or email:

If to Parent or Merger Sub:

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

Attention: General Counsel

email: Gordon.devens@xpo.com

fax: (203) 629-7073

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Adam O. Emmerich, Esq.
email:	AOEmmerich@wlrk.com
fax:	(212) 403-2000

If to the Company:

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, Michigan 48105

Attention: General Counsel

email: krull.stephen@con-way.com

fax: (888) 234-5485

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Attention:	Thomas A. Cole, Esq.
Larry A. Barden, Esq.
Scott R. Williams, Esq.
email:	tcole@sidley.com
lbarden@sidley.com
swilliams@sidley.com
Fax:	(312) 853-7036

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email (provided that, if given by facsimile or email, such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

7.8 Entire Agreement. This Agreement (including the annexes hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

7.9 No Third Party Beneficiaries. Except (a) as provided in Section 4.10 (Indemnification; Directors’ and Officers’ Insurance), (b) following the Effective Time, the right of former stockholders of the Company to obtain the Per Share Merger Consideration to which they are entitled under the provisions of Article II, (c) for the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s and/or Merger Sub’s breach of this Agreement, which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, and (d) for the Non-Recourse Parties as provided in Section 6.5(c) (Effect of Termination and Abandonment), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding anything to the contrary set forth in this Section 7.9, the Financing Sources are hereby made third-party beneficiaries of Section 7.5(c) and 7.16. The third-party beneficiary rights referenced in clause (c) of the second preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Company Board, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

7.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

7.11 Transfer Taxes. Except as otherwise provided in Section 2.2(b)(ii), all transfer, documentary, sales, use, stamp, registration and other such similar Taxes imposed with respect to the Offer and the Merger shall be paid by Parent and Merger Sub when due.

7.12 Definitions. Each of the terms set forth in Annex B is defined in the Section of this Agreement set forth opposite such term.

7.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares any provision of this Agreement, or the application thereof to any Person or any circumstance, invalid or unenforceable, (a) the parties will negotiate in good faith in order to substitute a suitable and equitable provision therefor in order to carry out as closely as possible, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

7.14 Interpretation; Construction. (a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Annex, such reference shall be to a Section of or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning as the word “shall.” The term “or” is not exclusive.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

7.15 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all (a) representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation and (b) covenants and agreements made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed covenants and agreements made by such other subsidiary as of the date of such designation, provided that no such designation shall impede or otherwise delay the consummation of the transactions contemplated by this Agreement. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

7.16 Waiver of Claims Against Financing Sources. None of the Financing Sources shall have any liability to the Company or its affiliates (other than Parent and its Subsidiaries (other than the Company and its Subsidiaries)) relating to or arising out of this Agreement or the Transactions, including the Financing, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its affiliates (other than Parent and its Subsidiaries (other than the Company and its Subsidiaries)) will have any rights or claims against any Financing Sources under this Agreement and any other agreement contemplated by, or entered into in connection with, the Transactions, including any commitments by the Financing Sources in respect of financing the Transactions. Notwithstanding anything herein to the contrary, in no event shall the Company or its affiliates (other than Parent and its Subsidiaries (other than the Company and its Subsidiaries)) be entitled to seek the remedy of specific performance of this Agreement against any of the Financing Sources, nor shall the Parent or its affiliates have any obligation to any Party to enforce any commitments, or other agreement, by any of the Financing Sources in respect of the Financing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

XPO LOGISTICS, INC.

By:	/s/ Gordon E. Devens
	Name:	Gordon E. Devens
	Title:	Senior Vice President, General Counsel and Secretary

CANADA MERGER CORP.

By:	/s/ Gordon E. Devens
	Name:	Gordon E. Devens
	Title:	Vice President, Secretary and Treasurer

CON-WAY INC.

By:	/s/ Douglas W. Stotlar
	Name:	Douglas W. Stotlar
	Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX A

OFFER CONDITIONS

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of this Agreement and applicable Law, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a) there shall not have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its Subsidiaries, would represent one share more than one half of all Shares then outstanding on a fully diluted basis (such condition in this clause (a), the “Minimum Condition”);

(b) (i) any waiting period applicable to the consummation of the Offer under the HSR Act shall not have expired or been earlier terminated; or (ii) any notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, or any consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Transactions contemplated by this Agreement by the Company and Parent and, in each case, which is set forth on Section 5.1(b) of the Company Disclosure Letter shall not have been made or obtained (as the case may be).

(c) any of the following shall exist:

(i) there shall be any Order (whether temporary, preliminary or permanent) in effect that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger;

(ii) the Company and Parent shall have reached an agreement in writing that the Offer or this Agreement be terminated, or this Agreement shall have been terminated in accordance with its terms;

(iii) (A) any of the representations and warranties of the Company set forth in Section 3.1(b)(i) (Capital Structure) shall fail to be true and correct in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); (B) any representation and warranty of the Company set forth in Section 3.1(f)(i)(B) (Absence of Certain Changes) shall fail to be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; (C) any of the representations and warranties of the Company set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Section 3.1(b) (Capital Structure) (other than Section 3.1(b)(i) thereof), Section 3.1(c)

(Corporate Authority; Approval) and Section 3.1(e)(ii) (Company Reports; Financial Statements) shall fail to be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); or (D) any of the other representations and warranties of the Company set forth in this Agreement (other than those listed in the preceding clauses (c)(iii)(A), (c)(iii)(B) and (c)(iii)(C)) shall fail to be true and correct in all respects (without regard to any materiality or Company Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this clause (c)(iii)(D) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect;

(iv) the Company shall have failed to perform in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(v) since the date of this Agreement, there has occurred any Effect that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect;

(vi) the Marketing Period shall have failed to expire, provided that the Marketing Period shall be deemed to have expired (even if it has not started) if (A) this condition has not been satisfied by the date that is six (6) Business Days prior to the Outside Date (the “Fallaway Date”), (B) the failure of the Marketing Period to timely commence to satisfy this condition is due solely to the failure of the condition set forth in clause (b) of this Annex A to be satisfied within a timeframe that would have permitted the Marketing Period to commence and end prior to the Fallaway Date and (C) but for the failure of the condition set forth in clause (b) of this Annex A to be timely satisfied, the Marketing Period would otherwise have started by the date that is ten (10) Business Days prior to the Outside Date and been continuing uninterrupted through the Outside Date; or

(vii) Merger Sub shall have failed to receive a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in clauses (c)(iii), (c)(iv) and (c)(v) of this Annex A have been satisfied.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of this

Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of this Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

For purposes of determining whether the Minimum Condition has been satisfied, (x) Parent and Merger Sub shall have the right to include or exclude for purposes of their determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures and (y) the number of Shares outstanding on a fully diluted basis shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger.

ANNEX B

DEFINED TERMS

Terms	Section

1997 Plan	3.1(b)(i)
2003 Plan	3.1(b)(i)
2006 Plan	3.1(b)(i)
2012 Plan	3.1(b)(i)
Acceptable Confidentiality Agreement	4.2(b)
Acceptance Time	1.1(b)
Acquisition Proposal	4.2(g)
Action	3.1(g)(i)
Adjusted Option	2.3(a)
Adjusted PSPU	2.3(b)
Adjusted RSU	2.3(b)
Adjusted SAR	2.3(a)
Affiliate	3.1(a)
Agreement	Preamble
Ancillary Letters	3.2(e)
Anti-Bribery Laws	3.1(i)(ii)
Applicable Date	3.1(e)(i)
Bankruptcy and Equity Exception	3.1(b)(vi)
Benefit Plans	3.1(h)(i)
Book-Entry Shares	2.1(a)
business day	1.4
Bylaws	1.7
Certificate	2.1(a)
Certificate of Merger	1.5
Charter	1.7
Closing	1.4
Closing Date	1.4
Code	2.3(a)
Commitment Letter	3.2(e)
Company	Preamble
Company 401(k) Plan	4.8(d)
Company Adverse Recommendation Change	4.2(d)
Company Approvals	3.1(d)(i)
Company Board	Recitals
Company Disclosure Letter	3.1
Company Employees	3.1(h)(i)
Company Financial Statements	3.1(e)(ii)
Company Leased Real Property	3.1(q)(i)
Company Material Adverse Effect	3.1(a)
Company Material Contracts	3.1(p)(i)
Company Option	2.3(a)

Company Owned Real Property	3.1(q)(i)
Company Real Property Leases	3.1(q)(i)
Company Recommendation	1.1(d)
Company Reports	3.1(e)(i)
Company Transfers	4.1(viii)
Confidentiality Agreement	4.2(b)
Continuing Employees	4.8(a)
Contract	3.1(d)(ii)
control	3.1(a)
controlled by	3.1(a)
Covered Securityholders	3.1(u)
D&O Insurance	4.10(b)
DGCL	Recitals
Dissenting Share	2.1(d)
Dissenting Stockholder	2.1(d)
EDGAR	3.1(e)(i)
Effect	3.1(a)
Effective Time	1.5
Employment Compensation Arrangement	3.1(u)
Environment	3.1(k)
Environmental Law	3.1(k)
Equity Award Conversion Amount	2.3(a)
ERISA	3.1(h)(i)
ERISA Affiliate	3.1(h)(iv)
ERISA Plan	3.1(h)(ii)
Exchange Act	1.1(a)
Excluded Share	2.1(a)
Excluded Shares	2.1(a)
Expiration Date	1.1(e)
Fallaway Date	Annex A
Financing	4.13(a)
Financing Sources	7.5(c)
Former Property	3.1(k)(i)
GAAP	3.1(a)(F)
Government Antitrust Entity	4.4(b)
Governmental Entity	2.2(d)
Hazardous Substance	3.1(k)
HSR Act	3.1(d)(i)
Indebtedness	4.1(vii)
Indemnified Parties	4.10
Indemnified Party	4.10
Initial Expiration Date	1.1(e)
Intellectual Property	3.1(n)
Intervening Event	4.2(i)
Intervening Event Recommendation Change	4.2(e)
IRS	3.1(h)(i)

Knowledge	3.1(g)(iii)
Laws	3.1(i)(i)
Licenses	3.1(i)(i)
Lien	3.1(b)(i)
Major Customers	3.1(r)
Marketing Period	4.13(d)
Material Intellectual Property	3.1(n)(i)
Merger	Recitals
Merger Sub	Preamble
Minimum Condition	Annex A
Multiemployer Plan	3.1(h)(iv)
Multiemployer Plans	3.1(h)(i)
Multiple Employer Plan	3.1(h)(iv)
NYSE	2.3(a)
OFAC	3.1(i)(iii)
Offer	Recitals
Offer Closing	1.1(b)
Offer Conditions	1.1(b)
Offer Documents	1.1(d)
Offer Price	Recitals
Order	5.1(b)
Outside Date	6.2(a)
Parent	Preamble
Parent Approvals	3.2(c)(i)
Parent Disclosure Letter	3.2
Parent Material Adverse Effect	3.2(a)
Paying Agent	2.2(a)
Payment Fund	2.2(a)
Payoff Amount	4.13(b)
PBGC	3.1(h)(iii)
Pension Plan	3.1(h)(ii)
Per Share Merger Consideration	2.1(a)
Permitted Tax Liens	3.1(b)(i)
Person	2.2(d)
PSPU	2.3(b)
Regulated Installation	3.1(k)
Release	3.1(k)
Representatives	3.1(v)
Required Information	4.13(a)
Restricted Stock Award	2.3(b)
Retiree Plan	3.1(h)(viii)
Rights	3.1(b)(i)
RSU	2.3(b)
Schedule 14D-9	1.2(a)
SDN List	3.1(i)(iii)
SEC	1.1(d)

Securities Act	3.1(e)(i)
Share	Recitals
Shares	Recitals
Significant Subsidiary	3.1(a)
SOX	3.1(e)(i)
Stock Plans	3.1(b)(i)
Stockholder List Date	1.2(b)
Subject Indebtedness	4.13(b)
Subsidiary	3.1(a)
Superior Proposal	4.2(h)
Surviving Corporation	1.3
Takeover Statute	3.1(j)
Tax	3.1(l)
Tax Authority	3.1(l)
Tax Return	3.1(l)
Taxes	3.1(l)
Tendered Shares	1.1(b)
Termination Fee	6.5(b)
Third-Party Leases	3.1(q)(ii)
Transactions	3.1(a)
under common control with	3.1(a)
willful and material breach	6.5(a)

B-4